SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit 1	Unaudited Interim Consolidated Financial Information of Brasil Telecom S.A. at September 30, 2009 (restated) and for the nine months ended September 30, 2009 (restated) and 2008 (restated)

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2009 (the “Original Form 6-K”), is being filed solely for the purposes of amending the Original Form 6-K to restate our unaudited interim consolidated financial information at September 30, 2009 and for the nine months ended September 30, 2009 and 2008 (the “Financial Statements”) to reflect a correction to the provision for contingencies previously recorded as of and for the nine-month period ended September 30, 2009 relating to civil claims with respect to the rights of holders of Financial Participation Agreements, particularly in the State of Rio Grande do Sul (see notes 2(d) and 21 to the Financial Statements). Therefore, the information included in the balance sheet as of September 30, 2009 and in the income statement and statements of changes to shareholders’ equity and cash flows for the nine-month period ended September 30, 2009, note 6 (Other Operating Expenses, net), note 8 (Income and Social Contribution Taxes), note 13 (Escrow Deposits), and note 21 (Provision for contingencies) is being restated to adjust the accounting balances and disclosures to correct this error.

This Amendment has not been updated except as required to reflect the revisions stated above. This Amendment only amends and restates the Financial Statements and does not reflect events that have occurred after the date on which the Original Form 6-K was furnished to the SEC, or modify or update other disclosures presented therein.

Exhibit 1

BRASIL TELECOM S.A.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and September 30, 2009

(In thousands of Brazilian reais)

		12/31/2008	09/30/2009
			(as restated Note 2(d))
Current assets:
Cash and Cash Equivalents	Note 9	1,478,558	1,336,977
Cash investments	Note 9	561,867	299,923
Trade accounts receivable, net	Note 10	2,210,090	2,175,002
Inventories, net		54,048	43,596
Derivatives	Note 19	29,179	—
Recoverable taxes	Note 12	546,243	579,806
Deferred taxes	Note 8	421,150	900,333
Escrow Deposits	Note 13	678,972	331,197
Other assets		159,058	248,905

Total current assets		6,139,165	5,915,739
Non-current assets:
Long-term assets
Due from related parties	Note 11	—	1,624,479
Recoverable taxes	Note 12	294,819	480,089
Deferred taxes	Note 8	1,327,500	4,321,092
Escrow Deposits	Note 13	2,224,993	1,400,208
Other assets		145,625	171,181

Total long-term assets		3,992,937	7,997,049

Investments	Note 14	3,744	5,374
Property, plant and equipment, net	Note 15	5,902,124	6,952,685
Intangible assets	Note 16	1,632,218	1,610,416

Total permanent assets		7,538,086	8,568,475

Total non-current assets		11,531,023	16,565,524

Total assets		17,670,188	22,481,263

Current liabilities:
Payroll and related accruals		110,158	123,479
Accounts payable and accrued expenses		2,060,414	1,475,487
Taxes other than income taxes	Note 17	669,436	660,859
Dividends and employees’ profit sharing		424,022	135,147
Income taxes payable	Note 8	66,720	110,998
Loans and financing	Note 18	670,707	892,291
Derivatives	Note 19	89,920	124,893
Licenses to offer services	Note 20	160,074	96,971
Provisions for contingencies	Note 21	218,297	406,730
Provision for pensions and other benefits	Note 22	148,391	82,286
Other liabilities		173,508	300,982

Total current liabilities		4,791,647	4,410,123
Non-Current liabilities:
Income taxes payable	Note 8	102,093	221,991
Taxes other than income taxes	Note 17	257,127	433,691
Loans and financing	Note 18	3,993,198	3,462,867
Derivatives	Note 19	132,153	60,757
Licenses to offer services	Note 20	623,585	672,629
Provisions for contingencies	Note 21	710,380	1,368,037
Provision for pensions and other benefits	Note 22	607,400	607,589
Other liabilities		217,309	263,606

Total non-current liabilities		6,643,245	7,091,167
Minority interest		(5,656)	479
Shareholders’ equity:
Share capital		3,470,758	3,731,059
Capital reserves		1,338,246	6,980,315
Income reserves		1,431,948	1,431,948
Accumulated loss		—	(1,163,828)

Total shareholders’ equity	Note 23	6,240,952	10,979,494

Total liabilities and shareholders’ equity		17,670,188	22,481,263

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

Interim periods ended September 30, 2008 and 2009

(In thousands of Brazilian reais, except income (loss) per share)

		2008	2009
		(as restated Note 2(b))	(as restated Note 2(d))
Net operating revenue	Note 4	8,635,117	8,221,939
Cost of services and sales	Note 5	(4,569,501)	(4,556,790)

Gross profit		4,065,616	3,665,149
Operating expenses:		(2,543,257)	(5,335,745)
Selling expenses		(1,015,306)	(1,078,280)
General and administrative expenses		(1,004,106)	(944,037)
Other operating expenses, net	Note 6	(523,845)	(3,313,428)

Operating income (loss) before net financial expenses		1,522,359	(1,670,596)
Financial expenses, net	Note 7	(272,085)	(212,119)

Operating income (loss)		1,250,274	(1,882,715)

Income and social contribution taxes benefit (expenses)	Note 8	(397,043)	626,583

Income (loss) before minority interest		853,231	(1,256,132)
Minority interest		1,696	(1,964)

Net income (loss)		854,927	(1,258,096)

Shares outstanding at the balance sheet date		547,492,747	589,788,990

Income (loss) per share outstanding at the balance sheet date – R$		1.56	(2.13)

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

Interim Periods ended September 30, 2008 and 2009

(In thousands of Brazilian reais)

		Capital Reserves		Profit Reserves
	Share Capital	Capital Reserves	Treasury Shares	Legal Reserve	Investments Reserve	Retained Earnings	Total
Balances as of December 31, 2007	3,470,758	1,483,491	(154,692)	349,155	—	356,750	5,505,462

Forfeiture of dividends						20,484	20,484
Net income
Originally presented						841,355	841,355
Adjustments due to adoption of Law 11638/07						13,572	13,572

Net Income (as restated Note 2(b))						854,927	854,927
Dividends and interest on shareholders’ equity						(245,000)	(245,000)
Treasury Shares			2,494				2,494
Stock Options		5,005					5,005

Balances as of September 30, 2008	3,470,758	1,488,496	(152,198)	349,155	—	987,161	6,143,372

		Capital Reserves		Profit Reserves
	Share Capital	Capital Reserves	Treasury Shares	Legal Reserve	Investments Reserve	Retained Earnings	Total
Balances as of December 31, 2008	3,470,758	1,490,375	(152,129)	400,646	1,031,302	—	6,240,952

Forfeiture of dividends						11,501	11,501
Net income
Originally presented						(542,512)	(542,512)
Adjustments (Note 2(d))						(715,584)	(715,584)

Net income (loss) (as restated Note 2(d))						(1,258,096)	(1,258,096)
Capital increase	260,301	5,644,196				82,637	5,987,134
Treasury Shares		1,085	2,487				3,572
Stock Options		(5,699)				130	(5,569)

Balances as of September 30, 2009 (as restated Note 2(d))	3,731,059	7,129,957	(149,642)	400,646	1,031,302	(1,163,828)	10,979,494

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

UNAUDITED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

Interim periods ended September 30, 2008 and 2009

(In thousands of Brazilian reais) –

	2008	2009
	(as restated Note 2(b))	(as restated Note 2(d))
OPERATING ACTIVITIES

Adjustment to reconcile net income to net cash provided by operating activities:
Income (loss) before income tax and social contribution	1,250,274	(1,882,715)
Depreciation and Amortization	1,546,690	1,487,392
Allowance for Doubtful Accounts	314,202	445,608
Provision for Contingencies	478,005	3,195,974
Provision for Pension Plans	85,796	31,457
Accrued financial charges	373,189	379,203
Other	25,039	46,530
Changes in assets and liabilities
Increase in Trade Accounts Receivable	(396,226)	(410,520)
Decrease (increase) in Inventories	(13,324)	10,452
Increase in Payroll and Related accruals	52,827	2,923
Increase (decrease) in Accounts Payable and Accrued	21,493	(122,891)
Increase (decrease) in Taxes	(96,703)	314,570
Increase (decrease) in Licenses to offer Services	76,944	(14,059)
Decrease in Provisions for Contingencies	(310,274)	(272,915)
Decrease in Provisions for Pension Plans	(32,159)	(97,374)
Increase (decrease) in Other assets and liabilities	(23,521)	48,708
Financial charges paid	(394,129)	(449,705)
Income tax and social contribution paid	(493,428)	(366,882)

CASH PROVIDED BY OPERATING ACTIVITIES	2,464,695	2,345,756

INVESTING ACTIVITIES
Cash Investments	572,219	261,891
Credits with related parties	—	(300,000)
Proceeds from Sale of Fixed Assets	23,268	3,605
Escrow Deposits	(1,270,942)	(1,217,395)
Investments in Intangible and Fixed Assets	(1,175,587)	(1,097,495)

CASH FLOW FROM INVESTING ACTIVITIES	(1,851,042)	(2,349,394)

FINANCING ACTIVITIES
Dividends/interest on capital paid in the Year	(684,382)	(274,530)
Loans and Financing	175,000	400,289
Repayment of Loans	(291,463)	(542,059)

CASH FLOW FROM FINANCING ACTIVITIES	(800,845)	(416,300)

CASH AND CASH EQUIVALENTS ACQUIRED ON MERGER (Note 9)	—	278,357

Brasil Telecom Participações S.A.	—	278,357

Copart 2 S.A.	—	—

DECREASE IN CASH AND CASH EQUIVALENTS	(187,192)	(141,581)

CASH AND CASH EQUIVALENTS
AT THE BEGINNING OF THE YEAR	583,992	1,478,558
AT THE END OF THE YEAR	396,800	1,336,977

The accompanying notes are an integral part of the financial statements.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1. Operations

BRASIL TELECOM S.A. (the “Company”) is a concessionaire of the Switched Fixed Telephony Service (“STFC”) and has been operating since July 1998 in Region II of the General Concession Plan (“PGO”), covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to the Federal District, providing STFC services in the form of local and intra-regional long-distance calls. Since January 2004, the Company has also been providing services in the form of national and international long-distance calls in all Regions and, from January 2005, local calls also started to be provided outside Region II.

The Company’s businesses, as well as the services provided and the tariffs charged, are regulated by the National Telecommunications Agency (ANATEL).

The concession agreements in effect, regarding local and long-distance calls, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information on these agreements is provided in note 23.i.

Information regarding the quality and universal service targets of the Switched Fixed Telephony Service are available to interested parties at ANATEL’s website www.anatel.gov.br.

The Company is registered at the Brazilian Securities Commission (“CVM”) and at the U.S Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“Bovespa”) and its American Depositary Receipts (ADRs) are traded on the New York Stock Exchange (“NYSE”).

The Company is directly controlled by Coari Participações S.A. (“Coari”) since September 30, 2009. Coari has 79.63% of the voting capital and 48.20% of the total capital. Up to that date, the company was controlled by Brasil Telecom Participações S.A. (“BrT Part”), a company incorporated on May 22, 1998, as a result of the privatization of Telebrás.

The corporate restructuring resulting in the Company’s control by Coari is presented in specific comments on this note - see item “b”. On January 8, 2009, Telemar Norte Leste S.A. (“TMAR”) acquired, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), the shareholding control of BrT Part and the Company.

The change in the shareholding control of Brasil Telecom to TMAR consisted of the acquisition of 100% of the shares of Invitel S.A., which holds 99.99% of the shares of SOLPART, which is the holder of 51.41% of the common share and 18.93% of the total share of BrT Part.

The Agreement for Acquisition of the Company’s Shares (the “Agreement”), entered into on April 25, 2008, was disclosed through a Material Event Notice by the involved companies issued on the same date, and supplemental material event notices were issued on events or facts inherent to the Agreement. All material event notices are available for consultation at the website www.brasiltelecom.com.br/ri.

(a) Company’s main direct and indirect subsidiaries

14 Brasil Telecom Celular S.A. (“BrT Celular”)

Wholly-owned subsidiary which has been operating since the fourth quarter of 2004 in the provision of Personal Mobile Services (SMP), with an authorization to serve Region II of the PGO.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

BrT Serviços de Internet S.A. (“BrTI”):

BrTI, is a wholly-owned subsidiary, that holds the control of the following companies:

iG Companies

The iG companies comprise Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”).

iG Brasil operates as a dialup and broadband Internet access provider. It also provides value-added services targeted for the home and corporate markets, including the Internet connection accelerator. Thereto, iG Brasil also sells advertising space on its portal.

iG Cayman is a holding company that controls iG Participações S.A. (“iG Part”), which holds a 32.53% interest in the iG Brasil’s shareholders. iG Part and iG Brasil are companies organized and constituted in Brazil.

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”):

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”), together with its subsidiaries, operates through a system of underwater optical fiber cables, with connection points in the United States, Island of Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and foreign corporate customers.

Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”):

The Company holds an 90.46% interest in BrT Multimídia’s shareholder, whereas the remaining 9.54% is held by BrTI.

BrT Multimídia provides private telecommunications network services through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long-distance network connecting these metropolitan business centers. It operates nationwide through commercial agreements with other telecommunications companies to offer services to the other Brazilian regions. It also has Web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location, hosting and other value-added services.

Brasil Telecom Call Center S.A. (“BrT Call Center”)

BrT Call Center is a wholly-owned subsidiary and has the business purpose of providing call center services for third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, among other services. This company became operational at the beginning of November 2007 by providing call center services for Brasil Telecom S.A. and its subsidiaries which require this type of service. Previously, the call center services were outsourced.

BrT Card Serviços Financeiros Ltda. (“BrT Card”)

Company established to provide management, control and support services for the development and sale of financial products and services. The Company holds 99.99% of its shares. At the balance sheet date, BrT Card had only highly liquid cash investments resulting from the payment of capital, and had not yet started its operations.

(b) Corporate Restructuring of the Company

The purpose of the corporate restructuring was to optimize the control structure, streamline cross-shareholdings and use the synergy between activities, enhancing operational efficiency.

On December 19, 2008, the National Telecommunications Agency (ANATEL) issued Act 7,828, whereby the Executive Board granted prior approval for the subsequent corporate acts regarding the merger of the companies or the merger of the shares of the companies Invitel, Solpart and Brasil Telecom Participações S.A. by TMAR.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

In accordance with the Material Fact disclosed on July 15, 2009 and the amendment to this Material Fact issued on July 21, 2009, as well as the Material Fact disclosed on August 12, 2009, the first phase and the Step 2 of the second phase of the corporate restructuring were undertaken on July 31, 2009 and on September 30, 2009, respectively and consisted of a series of mergers, carried out pursuant to Articles 230 and 252 of the Brazilian Corporate Law by subsidiaries of TMAR, as described below.

(i)	merger of Invitel by its subsidiary Solpart, with absorption of the equity of Invitel by Solpart and the resulting termination of Invitel on July 31, 2009.

(ii)	merger of Solpart by its parent Copart 1, with absorption of the equity of Solpart by Copart 1 and the resulting termination of Solpart on July 31, 2009.

(iii)	merger of Copart 1 by Brasil Telecom Participações S.A., with absorption of the equity of Copart 1 by Brasil Telecom Participações S.A., through which Coari, holder of all the shares of Copart 1, received Brasil Telecom Participações S.A. shares in substitution for its Copart 1 shares, which was terminated on July 31, 2009.

(iv)	merger of Copart 2 by the Company, with absorption of the equity of Copart 2 by the Company, through which Coari, holder of all the shares of Copart 2, received Company shares in substitution for its Copart 2 shares, which was terminated on July 31, 2009.

The net assets of Copart 2 merged by the Company totaled R$369,165, without resulting in a capital increase of the Company; the amount was fully recorded under a capital reserve, as set out in Article 200 of the Brazilian Corporate Law.

As a result of the merger of Copart 2, 0.0005041618 Company common shares were attributed for each Copart 2 common share and 0.0471152627 Company preferred shares were attributed for each Copart 2 preferred share (substitution ratio).

The Company holds 13,231,556 own preferred shares in treasury, which have been kept in treasury.

(v)	merger of BrT Part by BrT, with absorption of the equity of BrT Part, through which Coari, holder of 54.45% of the shares of BrT Part and 10.62% of the shares of BrT, received 231,077,513 shares, being 161,359,129 common shares and 69,718,384 preferred shares, in substitution for its BrT Part shares, which was terminated on September 30, 2009. Therefore, Coari has 48.20% of BrT shareholders’ equity.

The net assets of BrtPart merged by BrT totaled R$5,535,332, with a capital increase of BrT in the amount of R$260,301, a capital reserve constitution of R$1,413,592 and a special goodwill reserve constitution of R$3,861,439, as set out in Instruction CVM nº 319/99.

The capital increase is represented by the issue of 201,143,307 common shares and 209,155,151 BrT preferred shares, fully passed to BrT Part shareholders. Therefore, BrT shareholders’ equity is R$ 3,731,059, represented by 203,423,176 common shares and 399,597,370 preferred shares.

As a result of the merger of BrT Part, 1.2190981 BrT common shares were attributed for each Copart 2 common share and 0.1720066 BrT common shares and 0.9096173 BrT preferred shares were attributed for each BrT Part preferred share (substitution ratio).

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

BrT Part had 1,480,800 treasury shares, which were cancelled. BrT holds 13,231,556 own preferred shares in treasury, which have been kept in treasury.

All appraisals of the equities and net assets of the merged companies have been conducted by specialized companies, in compliance with Articles 226 and 227 of the Brazilian Corporate Law, based on book values as of May 31, 2009, adjusted by corporate events that occurred from this date to the mergers’ date (July 31 and September 30, 2009) and the most significant subsequent events. Following are the balance sheets of respective merged companies:

Balance Sheet – Copart 2	05/31/2009
Current Assets	7,258
Investments	559,390
Intangible	366,788

Total Assets	933,436

Current Liabilities	4,880
Non current liabilities	1
Shareholders’ equity	928,555

Total Liabilities	933,436

Balance sheet – BrT Part	05/31/2009
Current Assets	584,415
Investments	1,495,722
Intangible assets	7,345,051
Property, plant & equipment	455

Total Assets	9,425,643

Current Liabilities	330,789
Non current liabilities	11,512
Shareholders’ equity	9,083,342

Total Liabilities	9,425,643

Changes in the merged companies’ financial position occurred from May 31, 2009 to September 30, 2009 were accounted for at BrT, the surviving company’s financial statements, amounting to R$ 82,637.

As required by Law 6,404/76 (Brazilian Corporate Law), the mergers have been submitted to and approved by the shareholders of Invitel, Solpart, Copart 1, Copart 2, Brasil Telecom Participações S.A. and the Company, at the Shareholders’ Meetings of said companies held on July 31 and September 30, 2009.

The shareholding structure of BrT as of September 30, 2009 is as follows:

Shareholding structure – Brasil Telecom S.A.

Shareholder	Common shares	%	Preferred shares	%	Total	%
Coari	161,990,001	79.63%	128,675,049	32.20%	290,665,050	48.20%
Minorities	41,433,175	20.37%	257,690,765	64.49%	299,123,940	49.60%
Treasury shares	—	—	13,231,556	3.31%	13,231,556	2.20%
Total	203,423,176	100.00%	399,597,370	100.00%	603,020,546	100.00%

The goodwill originally recorded under Brazilian GAAP by Copart 1 (Parent Company) and merged by BrT Part arises partially from the merger of Solpart by Copart 1 and partially from the merger of Invitel by Solpart, in the total nominal amount of R$8,235,520, related to the

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

acquisition of 100% of the shares of Invitel and 35.52% of the shares of BrT Part. Recorded goodwill is based on the appreciation of the property, plant and equipment and the Switched Fixed Telephony Services (STFC) concession right of BrT. As a result of the merger of Copart 1 into BrT Part, and the subsequent BrT Part merger into the Company, goodwill will be amortized in books by the Company pursuant to prevailing tax and accounting rules, and generated tax benefit.

The goodwill originally recorded under Brazilian GAAP by Copart 2 and merged into BrT, in the amount of R$737,664, arises from the acquisition of 10.62% of the shares of BrT and is based on the appreciation of the property, plant and equipment and the Switched Fixed Telephony Services (STFC) concession right of BrT. As a result of the merger of Copart 2 into BrT, goodwill will be amortized in BrT’s books pursuant to prevailing tax and accounting rules, and will generate tax benefit.

It shall be highlighted that, for the purpose of the calculation of the net assets object of the reverse mergers of Copart 1 and Copart 2 by BrT Part and BrT, respectively, Copart 1 and Copart 2 accrued a provision for the surviving companies’ “net equity integrity maintenance”, in the amounts of R$ 4,072,381 and R$ 340,522, respectively. The provisions accrued reduce the goodwill amount that was calculated based on BrT’s STFC concession right, to the amount of the respective tax benefit arising from its amortization, according to the provisions of the paragraph 1 (item a) of Article 6 of CVM Instruction CVM nº 319/99.

The resulting corporate structure after Stage 2 of the 2nd phase of the corporate restructuring is as follows:

ON - Registered common shares; PN - Registered preferred shares.

At September 2, 2009, SEC Securities and Exchange Commission declared effective the Registration Statement related to the shares issued by BrT the purpose of the merger of BrT as per the provisions of the U.S. Securities Act of 1993.

As disclosed by TMAR in the material fact dated August 12, 2009, the following steps of 2nd phase of the corporate restructuring will take place:

i) Stage 3: merger of BrT’s shares by Coari, subsidiary of TMAR, to transform BrT into a wholly-owned subsidiary of Coari (“Merger of BrT’s Shares”).

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

ii) Stage 4: merger of Coari by TMAR, with absorption of the net assets of Coari by TMAR and resulting in the termination of Coari, which will transfer Coari shareholders to TMAR (“Merger of Coari”).

At September 25, 2009, Coari’s and BrT’s Fiscal and Management Council and the Board of Directors approved stage 3 of 2nd phase of the corporate restructuring.

Except for what has been previously disclosed, the structure and the terms and conditions of the Merger of BrT’s Shares (Stage 3) and the Merger of Coari (Stage 4) are subject to the preparation of details based on analyses and studies that are being carried out by the companies’ management, and the completion of the preparatory documents necessary to obtain the approval of the listing of Coari and TMAR shares in the New York Stock Exchange and the registration of such shares with the Securities and Exchange Commission (SEC) and the São Paulo Stock and Mercantile Exchange BM&FBOVESPA.

2. Presentation of the interim financial statements and consolidation principles

a) Interim Financial Statements Preparation Criteria

The interim financial statements have been prepared in conformity with accounting practices adopted in Brazil, the provisions of Corporate Law and the standards of the Brazilian Securities Commission (CVM). The set of practices and standards that governs accounting records and financial statement preparation changed from the fiscal year ended December 31, 2007. However, the changes have been applied to financial statements for the year ended December 31, 2008. During 2008, the interim financial statements were originally presented according to the previous accounting practices. For purposes of consistency with the current accounting practices, comparative information for the prior period is being restated, when applicable.

Additionally, we have made reclassifications of prior year’s comparative interim financial statements to conform them to the disclosure of the interim financial statements of the current Parent Company. These reclassifications are as follows:

Taxes on gross revenue from related-party transactions

In prior year’s interim financial statements taxes on gross revenue attributed to related-party transactions were reclassified in consolidation and recorded as deductions from gross revenue. Currently, these taxes are recognized as other operating expenses in the consolidated interim financial statements.

Employee and Management Profit Sharing

Previously recorded under Operating costs and expenses, segregated in the structure costs of services and sales, sales expense and general and administrative expense, it is now recognized under Other operating expenses.

Inflation adjustment of reserve for contingencies

Previously recognized under Other operating expenses and now recognized as financial expenses.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Reversal of interest on capital

Interest on capital declared to shareholders is recorded under financial expenses. Its reversal in 2008, however, was stated in the line prior to Net income. Starting the current year, interest on capital is eliminated within financial expenses.

The effect of these reclassifications is shown below:

	09/30/2008
	Taxes on gross revenue	Cost of sales and services	Selling expenses	General and administrative expenses	Other operating expenses	Financial expenses	Reversal of interest on capital
Taxes on gross revenue	208,218	—	—	—	(208,218)	—	—
Employee and management profit sharing	—	21,463	18,539	35,586	(75,588)	—	—
Inflation adjustment of reserve for contingencies	—	—	—	—	97,958	(97,958)	—
Reversal of interest on capital	—	—	—	—	—	245,000	(245,000)

b) Law 11638/07 and 11941/09

On December 28, 2007, Law 11638/07 was enacted, altering and introducing new provisions to the Brazilian Corporate Law (Law 6404/76). Said law establishes several changes regarding financial reporting and the preparation of financial statements, to conform these financial statements to the international accounting standards (“IFRS”), and, accordingly, has empowered the CVM to issue accounting standards and procedures for publicly-held companies.

On December 3, 2008, Provisional Act 449 (“MP 449/08”) was enacted as a law, introducing the Transition Tax Regime (“RTT”) for determination of taxable income, which addresses the tax adjustments arising from the new accounting methods and criteria introduced by Law 11638/07, and introduces some changes to Law 6404/76. The Provisional Act was sanctioned through Law 11941/09 on May 27, 2009.

Summary of the impacts of Law 11638/07 and Law 11941/09

The table below presents the reconciliation of shareholders’ equity and net income disclosed in the interim financial statements for the nine-month period ended September 30, 2008, under Law 11638/07, necessary to allow the comparability with the current quarter and refers to adjustment items to said Law applied and presented in the financial statements for the year ended December 31, 2008.

	09/30/2008
	Shareholders’ equity	Net income
Balances originally reported	6,196,121	841,355
Finance leases	(4,498)	3,651
Share-based payments	(19,005)	(9,933)
Write-off of deferred charges	(50,141)	30,528
Fair value of financial instruments	920	640
Income tax and social contribution on adjustments, net	19,975	(11,314)
Balance adjusted to Law 11638/07	6,143,372	854,927

c) Consolidation principles

The Company’s and its subsidiaries’ maintain consistent accounting practices.

These consolidated financial statements were prepared in accordance with CVM Resolution 247/96 and include the Company and its subsidiaries listed in Note 1 to these financial statements.

The main consolidation procedures include:

•	Addition of assets, liabilities, income and expense accounts according to their accounting substance.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

•	Elimination of intercompany accounts and transactions.

•	Elimination of intercompany investments, shareholdings, reserves and retained earnings.

•	Segregation of the portions of shareholders’ equity and income held by non-controlling shareholders, indicated in specific items.

•	Consolidation of exclusive investment funds described in note 9.

d) Restatement of Quarterly Financial Information (Informações Trimestrais), or ITR for the period ended September 30, 2009

As described in Note 21, subsequent to the issuance of the Company’s financial statements as of and for the nine months ended September 30, 2009, the Company’s Management, with the assistance of its internal and external legal advisors, reviewed the process it uses to estimate the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of Companhia Riograndense de Telecomunicações (“CRT”), which was merged with and into the Company. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to modify these estimates was available as of the original date of the issuance of these financial statements, but had not been considered when calculating the estimate of probable loss. This subsequent information only took into account the information that related to conditions that existed at September 30, 2009.

To present the balance of provisions for contingencies considering the abovementioned changes and their respective effects on the Company’s quarterly financial information, the Company has restated its financial statements as of and for the nine-month period ended September 30, 2009, pursuant to Decision No. 506 of the CVM, which approved the Statement on Accounting Practices, Changes in Accounting Estimates and Error Assessment issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil) or IBRACON. The Company is restating these financial statements.

The adjustments resulted in an increase in the balance of provisions for contingencies corresponded to: (i) an increase in other operating expenses, in the income statement for the nine-month period ended September 30, 2009; as well as (ii) a decrease in the balance of escrow deposits in both current and non-current assets, which were transferred to the corresponding current and non-current provisions for contingencies as of September 30, 2009. In addition, balances for deferred income and social contribution taxes recorded under current and non-current assets have been adjusted to reflect the tax effects of the abovementioned addition to provisions for contingencies. These adjustments correspond to a decrease in expenses for income and social contribution taxes in the income statement. As a result, shareholders’ equity and net income have been reduced by R$715,584 as of and for the nine-month period ended September 30, 2009.

The following table sets forth the balances of the line items affected by this restatement to the Company’s financial statements as of and for the nine-month period ended September 30, 2009:

	Consolidated
	As previously reported	As restated
Assets:
Deferred taxes – Current	789,743	900,333
Deferred taxes – Non-Current	4,063,048	4,321,092
Escrow deposits – Current	595,193	331,197
Escrow deposits – Non-Current	2,016,198	1,400,208

Liabilities:
Provision for contingencies – Current	345,460	406,730
Provision for contingencies – Non-Current	1,225,074	1,368,037

Shareholders’ equity	11,695,078	10,979,494

Income statement for the nine-month period ended September 30, 2009
Other operating income (expenses), net	(2,229,210)	(3,313,428)
Operating loss	(798,497)	(1,882,715)
Income and social contribution taxes benefit	257,949	626,583
Losses in the period	(542,512)	(1,258,096)
Losses per share (in reais)	(0.92)	(2.13)

In addition, the statements of changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2009, Note 6 (Other Operating Expenses, net), Note 8 (Income and Social Contribution Taxes), and Note 13 (Escrow Deposits) and Note 21 (Provision for contingencies) are being restated to adjust the accounting balances and disclosures to correct this error.

3. Summary of principal accounting practices

The criteria mentioned below refer to practices adopted by the Company and its subsidiaries.

a. Cash and Cash Equivalents

Cash includes cash and available bank accounts. Cash equivalents are short-term investments, with original maturities of up to ninety days, consisting of highly liquid securities, readily convertible into cash and with immaterial risk of change in amount, stated at cost plus income earned through the balance sheet date, not exceeding fair value.

b. Cash Investments

The Company classifies its cash investments in securities as follows: (i) securities held for trading; (ii) securities held to maturity; and (iii) securities available for sale, linked to the purpose of said investments.

The securities held for trading are stated at fair value and their effects are recorded in the statement of income. The securities held to maturity are measured at acquisition cost plus accrued income, net of a provision for adjustment to recoverable value, when applicable. The securities available for sale are stated at fair value and their effects are recorded under the caption “Valuation Adjustments to Shareholders’ Equity”, when applicable.

c. Trade accounts receivable

Accounts receivable from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided and do not differ from their fair values. Service accounts receivable include receivables from services provided and not invoiced up to the balance sheet date. Accounts receivable from sales of cell phones and accessories are recorded at the amount of the sales made when the goods are delivered and accepted by customers.

d. Allowance for doubtful accounts

An allowance for write-down to recoverable value is recorded when there is objective evidence that the Company will not be able to collect all the amounts due within the original terms of its accounts receivable.

The criteria adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable, from when receivables are past-due for more than 60 days, increasing progressively, as follows:

Past-due receivables	Accrued loss %
From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
Over 150 days	100

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Until September 30, 2008, the criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable. Future losses on the current receivables balance are estimated based on these loss percentages.

e. Inventories

Segregated into:

i) Maintenance material inventories classified in current assets in accordance with the period in which they will be used are stated at average cost, not exceeding replacement cost;

ii) Inventories for plant expansion, classified under property, plant and equipment, are stated at average cost and are used to expand the telephone plant; and

iii) Inventories of goods for resale, classified in current assets. Stated at average cost and basically represented by cell phones and accessories.

For inventories regarded as obsolete, allowances for losses are recorded. For cell phones and accessories, adjustments are recorded in cases in which the purchases are made at amounts exceeding the sales amount, adjusting them to net realizable value.

f. Investments

Other investments are stated at cost, less an allowance for losses, when applicable.

g. Property, plant and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Historic costs include expenses which are directly attributable to the purchase of the assets. Financial charges arising from obligations which finance assets and works in progress are capitalized.

Subsequent costs are added to the carrying value of the asset or recognized as assets separately, as appropriate, only when these assets generate future economic benefits and can be measured in a reliable manner. The residual balance of the replaced asset is written off. Maintenance and repair expenses are recorded in the statement of income in the year in which they are incurred.

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value of the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated under the straight-line method, in accordance with the estimated economic useful lives of the assets, which are periodically reviewed by the Company. The costs of land are not depreciated.

The Company monitors and evaluates whether there is any indication that the assets may be impaired. No allowances were recorded for impairment of property, plant and equipment.

h. Intangible assets

Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Consist basically of regulatory licenses for the use of radiofrequency and the provision of Personal Mobile Services (SMP), software use rights and goodwill on the acquisition of investments, calculated based on expected future economic benefits.

Amortization of intangible assets is calculated on a straight–line basis and considers, in the case of: (i) permit terms—the effective term of the permit, and (ii) software—a maximum period of five years. Goodwill calculated based on expected future earnings is not amortized from 2009.

i. Impairment of Long-lived Assets

An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets may be identified as those which have an undefined useful life and those subject to depreciation and amortization (property, plant and equipment and intangible assets). An impairment loss is recognized for the amount at which the asset’s carrying amount exceeds the recoverable value. Recoverable value is the higher of fair value less cost to sell and value in use. In order to be tested for impairment, the assets are grouped into the smallest identifiable group for which there are cash generating units, and projections are made based on discounted cash flows, supported by expectations on the Company’s operations in its several business segments. Said projections support the recovery of the Company’s assets.

j. Impairment of Financial Assets

The Company evaluates, at the balance sheet date, whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

k. Loans and financing

Adjusted by the inflation or exchange changes and interest incurred at the balance sheet date. The transaction costs incurred are recorded, measured at amortized cost and recognized in the statement of income by using the effective interest rate method.

l. Derivatives

Derivatives are initially recognized at cost on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the statement of income.

m. Provisions for contingencies

The provisions for contingencies are recognized based on evaluations of their risks and quantified based on economic grounds and legal opinions on the lawsuits and other contingencies known at the balance sheet date. Such provisions are recognized when there is a current legal or constructive obligation arising from past events, and it is probable that a disbursement of funds will be required to settle this obligation and the amount of the reserve can be reliably measured. The provisions, net of escrow deposits, are calculated at the fair value of the expenses expected on the settlement of the obligation. The basis and nature of these provisions are described in note 21.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

n. Employee Benefits

The employee benefits offered by the Company are as follows:

(i)	Supplementary Pension Plan: The private pension plans and other postretirement benefits sponsored by the Company are managed by three foundations. The contributions are determined based on actuarial calculations and recorded against income (loss) under the accrual basis.

The Company has defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company makes fixed contributions to a fund, which is managed by a separate institution. The sponsor is not under the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and in prior years. The contributions are recognized as employee benefit expenses as incurred.

The obligation recognized in the balance sheet, as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest estimated at 6% per year. Supplemental information on private pension plans is provided in note 22.

(ii)	Profit Sharing: Accrued employee and management profit sharing is recognized under the accrual basis and recorded as an expense. The determination of the amount, which is paid in the year subsequent to that in which the profit sharing was accrued, considers the target program established with the employees’ union, through a collective bargaining agreement, pursuant to Law 10101/00 and the By-laws.

(iii)	Stock Options: The Company grants a stock option plan to its management and employees, and the options are settled in shares. The fair value of the services received from employees in exchange for these options is determined based on the fair value of the options, established at the grant date.

This Company also had stock options of its Parent Company, which were granted to management and employees. These options were considered options settled in cash. These options were fully exercised in the current year as a result of the change in the control of the Company.

The fair value of the services received from employees and management in exchange for the options is recognized as an expense during the vesting period. The Company reviews the estimate of the number of options expected to be exercised and recognizes the impacts of this review in the statement of income. The options settled in shares are recorded as an expense as a contra entry to an increase in shareholders’ equity.

o. Revenue recognition

Revenues mainly refer to the amount of the payments received or receivable for sales of services in the regular course of the Company’s activities. Revenue is stated at the gross amount, less approximate taxes, returns and discounts.

Revenue is recognized when it can reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs can be measured, the risks and benefits have been substantially transferred to the buyer and certain specific criteria have been met for each of the Company’s activities.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Service revenues are recognized when the services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded under the straight-line basis. Prepaid services are recognized as advances from customers and recognized in revenue as they are used by the customers.

Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the revenues to which they are linked. Revenues involving transactions with multiple elements are identified in relation to each of their components and the recognition criteria are applied on an individual basis. Revenues are not recognized when there is significant uncertainty as to their realization.

p. Expense recognition

Expenses are recognized under the accrual basis, considering their relation with revenue realization. Prepaid expenses relating to future years are deferred.

q. Financial expenses, net

Financial income is recognized under the accrual basis and comprises interest on receivables settled after due date, gains on cash investments and gains on derivatives. Financial expenses consist of interest and other charges on loans, financing, derivative contracts, reversal of adjustments to present value and other financial transactions. They also include the recognition of interest on assets and liabilities recorded at present value.

Interest on capital to be attributed to mandatory minimum dividends is recorded as financial expenses and reversed to retained earnings, as in substance it consists of allocation of net income. To avoid impacting financial ratios and allow the comparability between presented periods, the reversals are being presented under financial expenses, thus annulling its impacts.

r. Income tax and social contribution:

The provisions for income tax and social contribution payable and deferred income tax and social contribution on temporary differences and tax loss carryforwards are recognized at the aggregate tax rate of 34%. Prepaid income tax and social contribution are accounted for as recoverable taxes. Technical studies are conducted to estimate the future generation of taxable income, based on management prospects, considering the continuity of the companies and the generation of income for an indefinite period, inclusive its perpetuity. This future income is adjusted to present value at the nominal value of recoverable tax credits over a period limited to ten years. The technical studies are updated annually and the tax credits are adjusted based on the results of these reviews. Taxable income projections consider estimates that are related, but not limited to, the Company’s performance and the performance of the market where it operates, as well as certain economic aspects. Actual results could differ from these estimates (see Note 12).

s. Leases

Leases are classified as finance lease when they substantially transfer all the risks and benefits inherent to their ownership.

Finance leases are recognized in the interim financial statements as assets and liabilities of the same amount, based on the fair value of the asset or the present value of minimum payments, established at the beginning of the leases. Initial costs directly attributable to leases are added to the amount recognized as an asset.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

t. Financial Assets and Liabilities at Fair Value

The financial assets recorded at fair value in income or losses are initially recognized at fair value and the transaction costs are recorded in the statement of income. The financial assets recorded are reversed when the rights to receive cash flows from the investments have expired or all the risks and benefits related to their ownership have been transferred.

Gains and losses on changes in the fair value of the group “Financial assets at fair value against income or losses” are presented in the statement of operations under the caption “Financial income (expenses), net” in the period in which they occurred.

The fair values of finance assets are based on the prices currently offered. If there is no active market for a financial asset is not available, the Company establishes the fair value by using evaluation techniques. This includes the use of arm’s length transactions, reference to other instruments which are substantially similar, discounted cash flow analysis and option pricing models, making a maximum use of market inflows and a minimum use of Company-specific inflows.

u. Income Tax and Social Contribution on Income and Deferred Charges

Income tax and social contribution on income are recorded under the accrual basis. Said taxes resulting from temporary differences and tax loss carry forwards are recorded in assets or liabilities, according to each case, only under the assumption of future realization or payment. The Company evaluates and reduces deferred tax assets as it identifies that it is unlikely that there will be sufficient future taxable income to enable the full or partial utilization of the deferred taxes.

Deferred income tax and social contribution are fully recognized on temporary differences between assets and liabilities recognized for tax purposes and the related amounts recognized in the consolidated financial statements. However, deferred income tax and social contribution are not recognized when generated upon the initial recognition of assets and liabilities which do not affect the tax basis, except for business combinations.

Deferred income tax and social contribution are determined by using the tax rates in effect at the balance sheet date, which are applied when the assets related to deferred income tax and social contribution are realized, or when deferred income tax and social contribution obligations are settled.

v. Earnings per share

Earnings per share are calculated based on the amount of outstanding shares at the balance sheet date. Outstanding shares are represented by the total shares issued, less the shares held in treasury.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

4. Operating revenue from services and sales

	Period ended September
	2008	2009
	(as restated Note 2(b))
Local services:
Subscription	2,717,633	2,892,054
Fixed and Fixed to Mobile	2,118,291	1,948,475
Public telephones	360,646	305,467
Other	21,393	20,536

Total	5,217,963	5,166,532

Long distance services:
Intraregional	1,977,438	1,768,682
Interregional and International	211,803	182,526

Total	2,189,241	1,951,208

Mobile telephone services:
Telephone	1,270,202	1,312,014
Sales of goods	157,284	83,400

	1,427,486	1,395,414

Data transmission	2,412,084	3,449,093
Network services	595,936	552,278
Other	698,492	752,271

Gross operating revenues	12,541,202	13,266,796

Value added and other taxes on revenues	(3,088,166)	(2,992,693)

Discounts	(817,919)	(2,052,164)

Net operating revenue	8,635,117	8,221,939

5. Cost of services and sales

The costs incurred on goods and services are as follows :

	Period ended September 30,
	2008	2009
	(as restated Note 2(b))	(as restated Note 2(d))
Depreciation and amortization	(1,250,468)	(1,264,916)
Personnel	(247,984)	(305,428)
Mobile handsets and accessories	(157,990)	(65,433)
Materials	(48,649)	(57,125)
Third party services	(2,404,663)	(2,331,240)
Rental, leases and insurance	(246,817)	(289,380)
Other	(212,930)	(243,268)

	(4,569,501)	(4,556,790)

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

6. Other operating expenses, net

Other revenues and expenses attributed to operating activities are shown as follows:

	Period ended September 30,
	2008	2009
	(as restated Note 2(b))	(as restated Note 2(d))
Provision for contingencies, net of reversal (c)	(380,047)	(3,195,974)
Taxes other than income taxes and VAT taxes	(302,528)	(239,935)
Employee and management profit sharing	(76,006)	(39,759)
Write-off of allowance for investment losses	(77,238)	—
Amortization of goodwill on acquisition of investment	(60,304)	—
Provision for actuarial liabilities of pension plan	(85,796)	(31,457)
Stock option plan	(9,933)	—
Donations and sponsoring	(16,273)	(8,592)
Gain (loss) on write-off of property, plant and equipment and intangible assets	(8,280)	4,397
Receivables from settlement of litigation (a)	169,885	—
Fines and expenses recovered	170,088	100,151
Infrastructure rentals	63,296	68,532
Technical and administrative services	46,765	44,994
Recovery of expenses on pension plans – surplus (b)	7,379	27,648
Reversal of other provisions	71,154	7,630
Subventions and Donations received	9,167	7,019
Other	(45,174)	(58,082)

	(523,845)	(3,313,428)

(a)	Refer to the amount received as a result of the Litigation Release and Settlement Instrument entered into by the Company, its subsidiary 14 Brasil Telecom Celular S.A. and its Parent Company, Opportunity Fund/ Banco Opportunity and their associates, and Telemar Norte Leste S.A., which are detailed in note 1, under a specific item.
(b)	The recovery of expenses on pension funds is related to the assets recorded.
(c)	Accrued contingencies are reported in note 21.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

7. Financial expenses, net

	Period ended September 30,
	2008	2009
	(as restated Note 2(b))
Financial income:
Inflation adjustment of escrow deposits	136,364	180,277
Investment yield	150,793	114,010
Interest and inflation adjustment on other assets	46,300	49,249
Interest and inflation adjustment on loans receivable	—	22,458
Financial discounts obtained	575	11,419
Derivative results	5,927	—
Other	112,295	47,500

	452,254	424,913

Financial expenses:
Interest and inflation adjustments on loans payable to third parties	(247,127)	(19,250)
Expense on derivative transactions	(3,588)	(88,300)
Interest on debentures	(96,854)	(108,125)
Interest and inflation adjustment on other liabilities	(96,100)	(138,046)
Inflation adjustment of reserve for contingencies	(97,958)	(154,398)
Interest on taxes	(48,701)	(42,512)
Withholding tax on financial transaction and bank charges	(14,940)	(2,494)
Other	(119,071)	(83,907)

	(724,339)	(637,032)

	(272,085)	(212,119)

8. Income and social contribution taxes expenses

Brazilian income taxes comprise federal income and social contribution taxes. The rate for income tax is 25% and the rate for social contribution tax is 9%, producing a combined statutory rate of 34%.

The provisions for income and social contribution taxes recognized in the statements of operations, all of which are Brazilian taxes, are as follows:

	Period ended September 30,
	2008	2009
	(as restated Note 2(b))	(as restated Note 2(d))
Income tax and social contribution tax	(541,403)	(421,993)
Deferred taxes	144,360	1,048,576

	(397,043)	626,583

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Period ended September 30,
	2008	2009
	(as restated Note 2(b))	(as restated Note 2(d))
Income (loss) before taxes and profit sharing	1,250,274	(1,882,715)
Reversal of interest on capital	(245,000)	—
Income (loss) of companies not subject to income tax and social contribution calculation (i)	(5,953)	(7,546)
Income (loss) before taxes as reported in the accompanying consolidated financial statements	999,321	(1,890,261)
Combined statutory rate	34%	34%
Tax benefit (expense) at the combined statutory rate	(339,769)	642,689
Permanent additions:
Goodwill amortization	(20,503)	—
Exchange variation on equity investments	(1,518)	(4,674)
Non-operational equity accounting adjustment	(11,904)	—
Loss with investments	(14,211)	—
Non-deductible expenses (fines and souvenirs)	—	(1,654)
Other losses	(43,477)	(18,105)
Permanent exclusions:
Non-taxable income	29,036	9,370
Other items:
Unrecognized tax loss	8,694	13,444
Other, net	(3,391)	(14,487)

Income and social contribution tax (expense) benefit as reported in the accompanying consolidated financial statements	(397,043)	626,583

(i)	Income (loss) of subsidiaries that do not recognize income tax and social contribution on tax loss carryforwards because they do not have any prospects that they will be recovered.

The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31, 2008	September 30, 2009
		(as restated Note 2(d))
Deferred tax assets:
Goodwill on acquisition (CVM nº 319/99)	—	2,250,491
Provision for contingencies	435,941	1,475,951
Provision for actuarial deficiency – FbrTPrev	256,969	234,555
Allowance for doubtful accounts	132,450	174,050
Tax loss carry forwards	739,296	783,097
ICMS – 69/88 Agreement	25,481	22,478
Provisions for COFINS/CPMF/INSS and FUST Suspended Collection	82,323	150,254
Provision for losses – inventories and construction in progress	9,408	14,362
Write-off of deferred charges - adjustment to Law 11638/07	13,589	3,210
Leases - adjustment to Law 11638/07	1,561	1,580
Other	51,632	111,397

Total	1,748,650	5,221,425

Current	421,150	900,333
Non-current	1,327,500	4,321,092

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	December 31, 2008	September 30, 2009
Deferred tax liabilities:
Inflation adjustment of escrow deposits	130,249	266,061
Additional indexation expense from pre-1990	6,871	6,587

Total	137,120	272,648

Current	35,429	50,657
Non-current	101,691	221,991

The composition of tax liabilities is as follows:

	December 31, 2008	September 30, 2009
Federal income tax payable	31,693	60,341

Total	31,693	60,341

Current	31,291	60,341
Non - Current	402	—

The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2008 and September 30, 2009 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and its generation of taxable income. The taxable income basis for the registration of the deferred tax assets is calculated under Brazilian Corporate Law.

9. Cash and Cash Equivalents

	December 31, 2008	September 30, 2009
Cash and banks	167,838	172,979
Cash Equivalents	1,310,720	1,163,998

	1,478,558	1,336,977

The cash equivalents portfolio is broken down as follows:

	December 31, 2008	September 30, 2009
Exclusive investment funds
Private securities	19,587	—
Cash and repurchase commitments Overnight	543,200	475,509

Subtotal	562,787	475,509
Private securities - Deposits certificates	639,160	609,597
Investments abroad - Deposits certificates	109,023	89,153

Subtotal of cash equivalent	1,310,970	1,174,259
Portion restrict by court order, considered in escrow deposits	(250)	(10,261)

Total cash equivalent	1,310,720	1,163,998

Exclusive investment funds are subject to obligations restricted to the payment of asset management services provided, such as custody and audit fees, and other related expenses and there are no significant financial obligations or Company assets to collateralize these obligations.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Cash investments

The investment portfolio is broken down as follows:

	December 31, 2008	September 30, 2009
Exclusive investment funds
Government securities	371,036	299,923
Private securities	190,831	—

Total Cash Investments	561,867	299,923

The securities held for trading at fair value represent investments in exclusive funds managed by prime financial institutions, and own-portfolio investments, mainly represented by federal government securities and private securities issued by prime financial institutions. Changes in the fair value of these financial assets are recorded under “Financial income (expenses)” in the statement of income.

Additional disclosure for statements of cash flows related to the merger of Brasil Telecom Participações S.A. and Copart 2 S.A.

The net assets acquired is as follows:

	BrT Part	Copart 2
Cash and cash equivalents	278,357	—
Cash investments	1,650	—
Debentures - Telemar	1,302,021	—
Tax	333,680	—
Property, plant and equipment	1,760,031	191,367
Intangible assets	2,035,522	175,420
Other assets	49,779	2,378
Other liabilities	(143,071)	—

Net assets acquired	5,617,969	369,165

Supplemental cash flow information

	September 30, 2008	September 30, 2009
Non-cash transactions:
Acquisition of permanent assets by incurring liabilities	(404,482)	(56,416)

10. Trade accounts receivable, net

Trade accounts receivable are broken down as follows:

	December 31, 2008	September 30, 2009
Unbilled services	954,353	916,572
Billed services	1,589,911	1,756,476
Sale of goods	60,249	39,548

Subtotal	2,604,513	2,712,596
Allowance for doubtful accounts:
Services	(389,377)	(532,731)
Sale of goods	(5,046)	(4,863)

Subtotal	(394,423)	(537,594)

	2,210,090	2,175,002

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

As shown in note 3.d, the Company changed its accounting estimate on the allowance for doubtful accounts, in line with the estimate adopted by its indirect parent company TMAR. This change in estimate generated a consolidated increase in the allowance for doubtful accounts by approximately R$53,985 and net loss for the first half in the amount of R$38,541, net of taxes.

Past-due receivables are subject to a 2% fine on total debt, recorded under other operating income and collection of monthly prorated arrears interest of 1%, recorded under financial income and recognized when the first bill is issued after the payment of the past-due bill.

The Company can block call origination after 30 days past due, and block call origination and receiving after 60 days past due, and remove the terminal from the customer after 90 days past due, provided the customers is notified 15 days in advance. After the terminal is removed, which usually takes place after 95 and 110 days past due, the name of the nonperforming customer is sent to credit reporting agencies.

The collection policy adopted by BrT Celular, according to ANATEL regulations set out in Resolution 316, established the partial suspension of the services until the full payment of all due amounts, when a bill past was due for more than 15 days and the customer failed to pay or settle the default after receiving the notice requesting payment. This policy also established that all calls received and originated would be blocked (full blocking) if the bills were not paid within 15 days after partial suspension of service. Services were canceled 45 days after full blocking, and then the name of the subscriber could be included in a credit reporting agency list.

The changes to the SMP Regulation went into effect on February 13, 2008, as approved by ANATEL Resolution 477/2007. This Resolution changed the default rules, as detailed below:

•	full blocking starts after 45 days, i.e., 30 days after partial blocking and no longer 15 days; and

•	the total term to terminate the contract is now 90 days after the maturity of the bill, as the other deadlines were not changed.

The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31, 2008	Period ended September 30, 2009
Beginning balance	(375,390)	(394,423)
Provision charged to selling expense	(370,242)	(445,608)
Write-offs	351,209	302,437

Ending balance	(394,423)	(537,594)

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

11. Due from related parties

	December 31, 2008	September 30, 2009
Private debentures – Principal	—	1,500,000
Interest on private debentures	—	124,479

Total	—	1,624,479
Noncurrent	—	1,624,479

Private debentures issued by Telemar Norte Leste S.A. - TMAR

Subscription by BrT Part

On February 17, 2009, BrT Part subscribed 11,648 nonconvertible debentures, issued by its indirect parent TMAR, for a unit price of R$103, totaling R$1,200,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by spread of 4.0% per year, to be paid on the debentures’ maturity. As a consequence of the merger of BrT Part, such obligation is now recorded at the books of BrT.

Subscription by BrT Celular

On March 12, 2009, Brasil Telecom Celular S.A. subscribed 2,885 nonconvertible debentures, issued by TMAR, for a unit price of R$104, totaling R$300,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by 4.0% per year, to be paid on the debentures’ maturity.

12. Recoverable taxes

	December 31, 2008	September 30, 2009
Recoverable social contribution tax	7,151	21,339
Recoverable income tax	86,306	323,722
Sales and other taxes	747,605	714,834

Total	841,062	1,059,895

Current	546,243	579,806
Non-current	294,819	480,089

Most of the sales and other taxes are related to the ICMS recoverable (Imposto sobre Circulação de Mercadorias e Serviços - value added tax), which arose mostly from credits recorded upon the purchase of fixed assets, whose offset against ICMS payable may occur within 48 months.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

13. Escrow Deposits

The balances of escrow deposits referring to contingencies with possible and remote loss risks are as follows:

	December 31, 2008	September 30, 2009
		(as restated Note 2(d))
Labor	299,155	176,285
Tax	87,771	139,124
Civil	2,517,039	1,415,996

Total	2,903,965	1,731,405

Current	678,972	331,197
Non-current	2,224,993	1,400,208

In accordance with Brasilian GAAP the amounts of escrow deposits linked to specific provisions for contingencies (Note 21) are presented net of the provisions.

	December 31, 2008	September 30, 2009
		(as restated Note 2(d))
Escrow deposits before compliance with Resolution CVM 489/05	3,571,547	4,508,895
Less escrow deposits linked to contingencies and taxes other than income taxes:
Labor	(213,028)	(384,268)
Tax	(169,048)	(30,666)
Civil	(285,506)	(2,362,556)

Escrow deposits	2,903,965	1,731,405

The majority of the escrow deposits relate to the labor, civil lawsuits and tax cases, with the most significant individual item being the ICMS (State VAT), as described in Note 17 and the amount increased of escrow deposits is related, principally, to the rules introduced by the new Code of Civil Procedure in Brazil which started to require prior guarantee of process under discussion.

14. Investments

Investments stated at cost (less reserves when applicable) are represented by interests obtained by converting shares or capital quotas of tax incentives in regional FINOR/FINAN funds, Laws for Incentives for Information Technology Companies and Audiovisual Law. The amount of R$ 5,374 (R$ 3,744 in December 31, 2008) is predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

15. Property, plant and equipment, net

The changes in property, plant and equipment are as follows:

	Works in progress	Automatic switching equipment	Transmission equipment and other (1)	Infrastructure (2)	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance as of 01/01/08	460,353	5,156,452	14,690,865	3,893,822	957,331	1,833,576	26,992,399
Additions	1,586,465	2,412	286,234	9,028	10,444	65,631	1,960,214
Write-offs	(41,951)	(4,614)	(110,684)	(21,176)	(1,758)	(29,641)	(209,824)
Transfers	(994,910)	148,854	593,369	113,961	4,420	57,086	(77,220)
Balance as of 12/31/08	1,009,957	5,303,104	15,459,784	3,995,635	970,437	1,926,652	28,665,569
Additions	520,434	310,452	1,433,462	152,586	216,910	97,387	2,731,231
Write-offs	(7,371)	(10,130)	(224,062)	(16,159)	(177)	(27,173)	(285,072)
Transfers	(1,056,076)	84,348	386,636	193,723	9,584	124,673	(257,112)
Balance as of 09/30/09	466,944	5,687,774	17,055,820	4,325,785	1,196,754	2,121,539	30,854,616

Accumulated depreciation
Balance as of 01/01/08	—	(4,929,268)	(11,880,114)	(2,582,879)	(565,297)	(1,344,407)	(21,301,965)
Depreciation expenses	—	(103,591)	(1,081,424)	(251,793)	(34,178)	(147,526)	(1,618,512)
Write-offs	—	4,951	109,023	19,407	703	22,986	157,070
Transfers	—	—	369	—	(25)	(382)	(38)
Balance as of 12/31/08	—	(5,027,908)	(12,852,146)	(2,815,265)	(598,797)	(1,469,329)	(22,763,445)
Depreciation expenses	—	(83,592)	(779,438)	(179,620)	(24,645)	(310,495)	(1,377,790)
Write-offs	—	8,979	191,648	14,150	47	24,480	239,304
Transfers	—	—	11	113	1	(125)	—
Balance as of 09/30/09	—	(5,102,521)	(13,439,925)	(2,980,622)	(623,394)	(1,755,469)	(23,901,931)

Net PP&E
Balance as of 01/01/08	460,353	227,184	2,810,751	1,310,943	392,034	489,169	5,690,434
Balance as of 12/31/08	1,009,957	275,196	2,607,638	1,180,370	371,640	457,323	5,902,124
Balance as of 09/30/09	466,944	585,253	3,615,895	1,345,163	573,360	366,070	6,952,685
Annual average depreciation rate	—	20.0%	18.5%	8.5%	4.5%	18.4%

(1)	Transmission equipment and other include: data transmission and communication equipment
(2)	Infrastructure also include lands.

According to the STFC concession agreements, the Company’s assets that are indispensable for providing the service and qualified as “returnable assets” will be automatically returned to ANATEL when the concession ends, and the Company will be entitled to the indemnities established in the legislation and the related agreements. The balance of gross cost of returnable assets on June 30, 2009, was R$22,412,940 (R$22,173,331 in December 31, 2008) and the residual value on the same date was R$2,761,634 (R$3,001,610 in December 31, 2008).

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

16. Intangible assets

The changes in intangible assets are as follows

	Goodwill	Intangible assets in progress	Data processing systems	Trademarks and patents	Regulatory licenses	Other	Total
Cost of intangible assets (gross amount)
Balance as of 01/01/08	498,813	9,565	2,174,233	651	387,871	105,745	3,176,878
Additions	16,254	264,861	6,654	—	489,985	—	777,754
Write-offs	(19,078)	—	(6,182)	—	—	(76,288)	(101,548)
Transfers	—	(260,656)	349,893	—	6,148	(11,007)	84,378
Balance as of 12/31/08	495,989	13,770	2,524,598	651	884,004	18,450	3,937,462
Additions	—	6,833	2,589	—	—	932	10,354
Acquisition of BrT Part	33,034	—	149	36	3,702	175	37,096
Write-offs	—	—	(430)	—	—	—	(430)
Transfers	—	92,998	138,448	—	—	477	231,923
Saldo em 09/30/09	529,023	113,601	2,665,354	687	887,706	20,034	4,216,405

Accumulated amortization
Balance as of 01/01/08	(335,058)	—	(1,428,050)	(50)	(88,407)	(88,636)	(1,940,201)
Amortization expenses	(101,016)	—	(308,985)	(4)	(50,506)	(5,876)	(466,387)
Write-offs	18,941	—	6,080	—	—	76,287	101,308
Transfers	—	—	(12,050)	—	—	12,086	36
Saldo em 31/12/08	(417,133)	—	(1,743,005)	(54)	(138,913)	(6,139)	(2,305,244)
Amortization expenses	(1,172)	—	(246,196)	(3)	(16,892)	—	(264,263)
Acquisition of BrT Part	(33,034)	—	(149)	(26)	(3,702)	—	(36,911)
Write-offs	—	—	429	—	—	—	429
Balance as of 09/30/09	(451,339)	—	(1,988,921)	(83)	(159,507)	(6,139)	(2,605,989)

Net intangible assets
Balance as of 01/01/08	163,755	9,565	746,183	601	299,464	17,109	1,236,677
Balance as of 12/31/08	78,856	13,770	781,593	597	745,091	12,311	1,632,218
Balance as of 09/30/09	77,684	113,601	676,433	604	728,199	13,895	1,610,416
Annual average amortization rate	—	—	20%	—	6.7%	20%	—

Composition of Goodwill

September 30, 2009
Goodwill on acquisition of iG	48,159
Goodwill on acquisition of iBest	19,026
Goodwill on acquisition of Brt Multimídia	7,358
Other	3,141

77,684

17. Taxes other than income taxes

	December 31, 2008	September 30, 2009
ICMS (Value-added tax) (a)	702,645	674,348
Escrow deposits referring to agreement ICMS 69/98	(147,295)	(130,922)
PIS and COFINS	306,036	480,504
Other taxes on operating revenues	65,177	70,620

	926,563	1,094,550

Current	669,436	660,859
Non-current	257,127	433,691

(a)	The ICMS balance comprises amounts arising from Agreement 69/98, which have been challenged in court and are deposited in escrow on a monthly basis. It also includes the ICMS deferral incentive granted by the State Government of Paraná.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

18. Loans and financing

	December 31, 2008	September 30, 2009
Financial institutions (a)	3,479,037	3,224,835
Public debentures (c)	1,080,000	1,080,000
Accrued interest	105,591	56,142
Leases	12,698	5,674
Accrued interest and other charges on leases	1,731	676

Subtotal	4,679,057	4,367,327

Cost incurred	(15,152)	(12,169)

Total	4,663,905	4,355,158

Current	670,707	892,291
Non-current	3,993,198	3,462,867

Local currency financing bear average interest rate of 10.3% per annum, totaling R$3,866,328. Foreign currency financing, totaling R$488,831, bear average interest rate of 10.5% per annum for US Dollars denominated financing; 2.5% per annum for Japanese Yen denominated financing; and 9.5% per annum regarding financing with the National Bank for Economic and Social Development, denominated in a currency basket. Financial charges corresponding to the mentioned financing refer, basically, to interest expenses.

On November 2006 BrT executed a financing agreement with the National Bank for Economic and Social Development (BNDES) in the amount of R$ 2,004,336, with effective disbursement of R$ 2,055,279, bearing interest by reference to the Brazilian long-term interest rates (TJLP) plus 4.3% p.a.. The financial charges were due on a quarterly basis until May 2009, and became monthly due for the period from June 2009 until May 2014. The financial will be repaid in 60 monthly installments that started in June 2009, until May 15, 2014.

Brasil Telecom Celular executed a financing agreement with the BNDES in March 2008, in the amount of R$ 259,100, with the drawn down of R$ 259,376, to improve the cellular network, in order to meet the needs arising from the traffic growth and the implementation of new services o enhance the quality of the interface with its clients. Interest rate is based on the TJLP variation plus 3.52% p.a.. The financial charges are due on a quarterly basis, until September 2010, becoming monthly due from October 2010 to September 2017. The financing will be repaid in 84 monthly installments, which will begin in October 2010, with the last one being due on September 15, 2017.

Public debentures:

Fourth public issue: 108,000 non-convertible debentures with no renegotiation clause and a face value of R$10 each, totaling R$1,080,000, issued on June 1, 2006. The payment term is seven years, maturing on June 1, 2013. The yield corresponds to an interest rate of 3.5% of the CDI, payable on a half-yearly basis. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. At the balance sheet date, no debentures from this issue were held in treasury.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Repayment schedule

Non-current debt is scheduled to be paid as follows:

09/30/2009
2010	182,258
2011	884,068
2012	834,599
2013	835,638
2014	579,470
2015 and after	146,834

3,462,867

Guarantees

Certain loans and financing obtained are collateralized by receivables from the provision of fixed telephony services and sureties. After BrT Part was merged into BrT, the sureties and guarantees provided by BrT Part were replaced, in accordance with creditors’ approval, by sureties and guarantees provided by TNL. The provision of TNL’s surety and Guarantees was duly approved by TNL’s Board of Directors.

The Company has hedging transactions for 37% of these US dollar-and yen-denominated loans and financing entered into with third parties in order to hedge against significant fluctuations in the quotations of these debt adjustment indexes. At the balance sheet date, taking into consideration the hedging transactions and foreign currency investments, the actual exposure was 7.8% (8.6% as of December 31, 2008).

The public debentures have unsecured guarantees, through a surety granted by Brasil Telecom Participações S.A. Under the indenture, as guarantor and jointly liable party, that guarantor commits to guarantee and pay all the obligations assumed by the Company with the debentureholders. After the merger of BrT Part into the Company, the debentureholders of the fifth public issue approved the replacement of BrT Part by TNL. This was also approved by TNL’s Board of Directors.

Covenants

The financing agreements with the BNDES and JBIC, and the issuance of debentures of BrT and BrT Celular require compliance with financial ratios such as: (i) EBITDA to Financial Expenses; (ii) Total Financial Debt to EBITDA; and (iii) Total Financial Debt to (Total Financial Debt to Shareholders’ Equity).

As of September 30, 2009, BrT failed to comply with the EBITDA to Financial Expenses ratio, required in covenants of the agreements with the JBIC, and the Fifth Issue Debentures. However, JBIC waived their related rights and the fifth issue debentureholders approved the reduction of the ratio until September 2010.

The Company is required to measure the financial ratios on a semiannual basis (June and December). As of June 30, 2009, BNDES waived the noncompliance regarding the ratio EBITDA/Financial Expenses. Next measurement date for such ration will be June 30, 2010.

The Company estimates that in the fourth quarter of 2009 will not be able to comply with the EBITDA to Financial Expenses ratio defined in the agreement between BrT and JBIC, and has, therefore, requested a waiver of such right to JBIC for this period. However, there are no guarantee that the waiver will be granted. As of September 30, 2009, the outstanding long-term portion debt was transferred to current liabilities in the amount of R$ 42,736.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

19. Derivatives

	December 31, 2008	September 30, 2009
Assets
US dollar options	29,179	—
Total	29,179	—
Current	29,179	—

Liabilities
US dollar options	419	—
Cross-currency swaps – Yen to CDI	221,654	185,650
Total	222,073	185,650
Current	89,920	124,893
Long-term	132,153	60,757

The Company has yen-denominated debts and entered into swap contracts to hedge against fluctuations in the yen. The exposure arising from swap contracts is pegged to the CDI rates disclosed by the Clearinghouse for the Custody and Financial Settlement of Securities. These derivatives are described in note 23.d.

BrT accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

No derivatives were designated as hedge accounting until September 30, 2009.

Payment schedule

Long-term derivatives are scheduled to mature as follows:

	December 31, 2008	September 30, 2009
2010	88,380	—
2011	43,773	60,757
Total	132,153	60,757

20. Licenses to offer services

	December 31, 2008	September 30, 2009
Personal Mobile Service	707,999	762,649
Concession of STFC	65,578	—
Other Licenses	10,082	6,951

Total	783,659	769,600

Current	160,074	96,971
Non-current	623,585	672,629

The licenses of the Personal Mobile Service are represented by agreements entered into by BrT Celular with ANATEL in 2002 and 2004, totaling R$220,119, to exploit SMP services during a fifteen-year period in the same area where the Company has a concession for fixed telephony. Of the amount contracted, 10% was paid on the execution date and the remaining balance was fully recognized in the subsidiary’s liabilities, to be paid in equal, consecutive annual installments, with maturities scheduled from 2009 to 2010 (two installments) and from 2010 to 2012 (three installments), depending on the fiscal years the agreements were executed. The debit balance is adjusted by the variation of IGP-DI, plus 1% per month. The adjusted balance of these licenses is R$195,645 (R$199,110 as of December 31, 2008).

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

On April 29, 2008, BrT Celular obtained new licenses for exploitation of the 3G network, in the amount of R$488,235, paying on the execution date 10% of the total amount, and the remaining debit balance payable from 2010 to 2015 (in six installments). The debit balance is adjusted by the Telecommunications Services Index (IST), plus 1% per month. The adjusted balance of these 3G network licenses is R$567,004 (R$508,889 as of December 31, 2008).

The amount of other licenses belongs to BrT Multimídia and relates to the permit granted for use of radiofrequency blocks associated to the exploitation of multimedia communication services. The contracted amount was R$9,110, adjusted by the IGP-DI plus 1% per month. This balance will be paid in two equal, consecutive annual installments, all of which mature in May 2010 and 2011.

21. Provisions for contingencies

Breakdown by matter

Type	12/31/2008	09/30/2009
		(as restated Note 2(d))
Labor
Sundry premiums	47,239	104,240
Supplementary retirement benefits	26,706	39,488
Salary differences	54,238	120,148
Severance Pay Fund (FGTS)	18,017	27,932
Lawyers/expert fees	1,570	2,270
Overtime	90,466	177,237
Compensation for damages	19,902	46,253
Labor	1,963	3,062
Joint liability	44,267	79,282
Severance pay	46,825	55,116
Employment relationship	1,249	1,904
Other lawsuits	74,258	132,221
Subtotal	426,700	789,153
Related escrow deposits	(213,028)	(384,268)
Total	213,672	404,885

Tax
FUST	3,411	3,724
ICMS	183,605	535,355
Tax on net income (ILL)	500	—
Social security contribution (INSS) (joint liability, fees severance pay)	11,270	9,506
Service tax (ISS)	5,436	1,755
Other lawsuits	65,644	85,918
Subtotal	269,866	636,258
Related escrow deposits	(21,753)	(30,665)
Total	248,113	605,593

Civil
Corporate	310,038	2,663,045
Consumer lawsuits – special civil courts	213,460	164,399
ANATEL estimates	76,197	120,513
ANATEL fines	72,940	63,008
Strategy	65,783	33,979
Special civil courts	13,980	81,901
Subtotal	752,398	3,126,845
Related escrow deposits	(285,506)	(2,362,556)
Total	466,892	764,289

Total reserve, less escrow deposits	928,677	1,774,767
Current	218,297	406,730
Noncurrent	710,380	1,368,037

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Breakdown by type of contingency and risk

	09/30/2009 (as restated)
Risk	Labor	Tax	Civil	Total
Probable (i)	404,885	605,593	764,289	1,774,767
Possible	741,177	1,718,095	1,274,169	3,733,441
Remote	451,026	902,472	979,482	2,332,980
Total	1,597,088	3,226,160	3,017,940	7,841,188

(i)	Less escrow deposits

	12/31/2008
Risk	Labor	Tax	Civil	Total
Probable (i)	213,672	248,113	466,892	928,677
Possible	632,838	1,672,260	1,220,372	3,525,470
Remote	413,913	2,316,591	913,105	3,643,609
Total	1,260,423	4,236,964	2,600,369	8,097,756

(i)	Less escrow deposits

Changes in 2009:

	Labor	Tax	Civil	Total
Reserve as of December 31, 2008	426,700	269,866	752,398	1,448,964
Changes through income (loss)	420,844	452,587	2,499,229	3,372,660
Inflation adjustment	53,133	51,140	50,125	154,398
Additions, net of reversals (as restated Note 2(d))	367,489	398,141	2,448,962	3,214,592
BrT Part Merger	222	3,306	142	3,670
Payments	(58,391)	(86,195)	(124,782)	(269,368)
Subtotal I (reserve)	789,153	636,258	3,126,845	4,552,256
Related escrow deposits as of December 31, 2008	(213,028)	(21,753)	(285,506)	(520,287)
Changes in escrow deposits (as restated Note 2(d))	(171,240)	(8,912)	(2,077,050)	(2,257,202)
Subtotal II (escrow deposits)	(384,268)	(30,665)	(2,362,556)	(2,777,489)
Balance as of September 30, 2009, less escrow deposits (as restated Note 2(d))	404,885	605,593	764,289	1,774,767

The total of additions, net of reversals, in the amount of R$ 3,214,592, consists mainly in the accrual for provisions for contingencies in the amount of R$3,195,974 (see Note 6).

Labor

(i) Sundry premiums - refer to claims for hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium, stand-by hours and transfer premium;

(ii) Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(iii) Job plan and profit sharing - refers to the claim for enforcement of a job and salaries plan for employees, with promotions for seniority and merit, allegedly not granted, and claims for enforcement of the regulations that provided for the payment of profit sharing on the Company’s net income;

(iv) Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

(v) Overtime - refers to the claim for payment of salary and premiums increased by alleged overtime hours;

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(vi) Job reinstatement - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment agreement without cause;

(vii) Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all the amounts paid for this purpose;

(viii) Termination pay - claims regarding termination amounts which were allegedly not paid or underpaid.

(ix) Salary equalization - refers to amounts allegedly arising from salary equalization, job classification, incorrect duties and accumulation of duties;

(x) Indemnities - refer to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure; and

(xi) Supplementary pension plan – alleged differences in the benefit salary referring to payroll amounts.

After the acquisition of the Company’s control by TMAR, on January 8, 2009, the Company changed its criterion to determine the likelihood of a probable unfavorable outcome in labor lawsuits to align it the criterion used by TMAR, which takes into consideration the merits of the ongoing lawsuits. As a result of these changes, in the period ended on September 30, 2009 the Company increased its reserve for labor lawsuits by R$334,136 (R$220,529, net of taxes).

Tax

(i) Federal Taxes – several tax notices that require the payment of federal taxes on events which were allegedly inadequately classified by the Company, or on differences in the calculation of these taxes; and

(ii) State Taxes – claim for payment of ICMS (State VAT) on transactions which, in the Company’s view, are not subject to this tax, and discussions regarding ICMS credits taken by the Company, the validity or legality of which is being questioned by the State Tax Authorities. The current management’s and its current legal counsel’s assessment of discussions on ICMS credits taken by the Company, whose validity or legality is challenged by state tax authorities, changed the contingent risk estimated to probable. This change in estimate generated an increase in the reserve for tax contingencies by approximately R$403,399. The effect on net loss for the nine-month period ended September 30, 2009 was R$266,243, net of taxes.

Civil

(i) Corporate – CRT – Financial Participation Agreements – the financial participation agreements were governed by Administrative Acts No. 415/1972, 1,181/1974, 1,361/1976, 881/1990, 86/1991 and 1,028/1996. The subscriber held a financial interest in the concessionaire, paying a certain amount which was initially recorded as funds to be capitalized and, later, after the Shareholders’ Meeting approved the increase in capital, was recorded as shareholders’ equity, generating the issuance of shares. The lawsuits filed against CRT, a company that was merged with and into the Company, challenge the manner in which shares were granted to the subscribers based on the abovementioned financial participation agreements.

The Company provisioned for risks involving losses related to these lawsuits, considering certain legal doctrines. Throughout the first half of 2009, court rulings led the Company to review the estimates of provisioned amounts and probability of loss attributed to these lawsuits. The Company, respecting the characteristics of each decision and based on the evaluation of its internal and external legal counsel, changed its assessment from possible loss to probable loss. In the first half of 2009, the Company has recorded additional provisions in a total amount of R$1,153,456, net of tax effects, with an impact of R$761,281 in net income and shareholders’ equity. As described in Note 2, subsequent to the issuance of the Company’s financial statements as of and for the nine months ended September 30, 2009, the Company’s Management, with the assistance of its internal and external legal advisors, reviewed the process it uses to estimate the amount of provisions for contingencies in connection with the financial participation agreements. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to modify these estimates was available as of the original date of the issuance of these financial statements, but had not been considered when calculating the estimate of probable loss. This subsequent information only took into account the information that related to conditions that existed at September 30, 2009. As a result, the provision was increased by R$2,323,691 in the nine-month period ended September 30, 2009 (R$1,533,636 net of tax effects). On September 30, 2009, provisions for civil contingencies related to claims related to rights of holders of financial participation agreements amounted to a total of R$2,663,045. These proceedings are being heard in lower, appellate and supreme courts.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii) Corporate - Breach of Contract – litigation mainly involving discussions on the breach of contracts, to which management and its legal counsel attribute a probable likelihood of an unfavorable outcome;

(iii) Consumer claims - refer to civil lawsuits arising from activation of telephone terminals, registering customers with registry credit reporting agencies, collection, co-billing, blockings, ADSL, cancellations, supplementary services, defects, alternative plans, unblockings;

(iv) Administrative proceedings – ANATEL – proceedings arising from inspections referring to PGMQ, PGMU and noncompliance with regulations. Includes claims against the Company filed with ANATEL by other telecommunications companies;

Strategy and other lawsuits

(v) Revision of contractual terms and conditions – lawsuit filed by an equipment supplier against the Company, claiming revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy;

(vi) Customer service centers – public civil lawsuits referring to the shutdown of customer service centers;

(vii) Free Mandatory Telephone Directories – lawsuits arising from non-delivery of printed residential telephone directories;

(viii) Indemnities - lawsuits seeking indemnity for termination of or noncompliance with agreements; and

(ix) Damages - refer to lawsuits arising from property damage, pain and suffering, occupational accidents and traffic accidents.

Reassessments of contingent risks are linked to changes in circumstances or the occurrence of new facts and decisions which called for a new assessment of the ongoing lawsuits, which are dispersed among several lawsuits.

Possible risk contingencies

The main related to possible contingencies are as follows:

Labor

Refer to questions regarding various claims in relation to pay differences, overtime, risk premium, insalubrities and joint liability, among others, amounting to a total of approximately R$ 741,177.

Tax

(i) ICMS - several ICMS notifications, including regarding two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits on the purchase of goods and other inputs, amounting to a total of approximately R$681,871;

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii) ISS (Service Tax) – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting to a total of approximately R$271,104;

(iii) Social Security (INSS) tax notices addressing the addition of captions to the contribution salary allegedly due by the Company, amounting to a total of approximately R$274,866;

(iv) Federal Taxes – several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL, amounting to a total of approximately R$490,253.

Civil

(i) Payments made in lawsuits related to the PCT (Shared Telephony Program) – the plaintiffs claim payment in lawsuits related to the agreements under the Shared Telephony Program. Such lawsuits are at various levels: lower courts, Court of Appeals and Superior Court of Justice, in the amount of approximately R$ 591,075;

(ii) Lawsuits to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These demands totalize approximately R$ 683,094.

Letters of guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplementary collateral for lawsuits in provisional execution to ensure the performance of concession commitments related to licenses granted by ANATEL. The total amount of the letters of guarantee in effect at the balance sheet date is R$2,429,073 (R$2,569,471 as of December 31, 2008). The commission charges on these contracts are based on market rates.

a. Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS (Taxes on revenue): tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax basis. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged into the Company in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable by the Company’s legal counsel. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$18,979 (R$18,843 as of December 31, 2008).

22. Provision for pensions and other benefits

The benefits described herein are offered to employees of the Company and its direct or indirect subsidiaries as regards supplementary pension plans. For purposes of the supplementary pension plans (“Pension Funds”) mentioned in this note, the Company may be referred to as the “Sponsor”

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

a. Supplementary pension plan

Supplementary pension plans are sponsored for employees and assisted participants, and the latter are also offered health care in certain cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged into the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws provide for approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards specific plans.

The sponsored plans are appraised by independent actuaries at the balance sheet date. For fiscal years 2008 and 2007, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda.

As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit, pursuant to CVM Resolution 371/00. For the plans that show a positive actuarial situation, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Provisions for Pension Fund

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	December 31, 2008	September 30, 2009
Provision for pension plans
FBrTPREV – BrTPREV, Alternativo and Fundador plans	753,287	687,229
PAMEC plan	2,504	2,646

Total	755,791	689,875

Current	148,391	82,286
Non-current	607,400	607,589

The changes in the net actuarial liabilities recognized is as follows:

	BrT PREV	PAMEC
Net actuarial liabilities on December 31, 2008	753,287	2,504
Expenses recognized in profit	82,192	198
Paid contributions	(148,250)	(56)
Net actuarial liabilities on September 30, 2009	687,229	2,646
Current liabilities	82,192	94
Long-term liabilities	605,037	2,552

Assets Recognized to be Offset Against Future Employer Contributions

The Company recognized assets from the TCSPREV Plan, managed by Fundação 14, related to: (i) contributions from the sponsor which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The assets recognized, which will be used to offset future employer contributions, are as follows:

	December 31, 2008	September 30, 2009
Other assets:
TCSPREV	123,938	161,002

Total	123,938	161,002

Current	15,874	44,308
Non-current	108,064	116,694

The changes in assets recognized is as follows:

TCSPREV
Actuarial assets on December 31, 2008	123,938
Actuarial assets recognized in profit	37,064
Net actuarial liabilities on September 30, 2009	161,002

Characteristics of the supplementary pension plans sponsored:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 to manage and operate the TCSPREV pension plan.

Plan

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company at the time were merged into SISTEL, and the SPC exceptionally and provisionally approved the document submitted to that Agency, in view of the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Document, and the terms and conditions set forth in the original plans were maintained.

On September 18, 2008, SPC/MPS Ordinance 2521, of September 17, 2008, which approved the new regulation of the plan, was published in the Federal Official Gazette (D.O.U.), fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of supplementary pension plan legislation.

In March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again in March 2005 to the defined contribution group. TCSPREV currently serves nearly 63.4% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages range

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

from 3% to 8% of the participant’s salary, according to participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, time of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for defraying all the administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

The SPC authorized, through Administrative Rule 2792 of February 27, 2009, the transfer of the management of the TCSPREV benefits plan to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new Company controlling shareholder.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan - PBS-A, which remains under SISTEL’s management, dates back to the period prior to Telebrás’ spin-off and includes participants who qualified as beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)

Jointly maintained with other sponsors engaged in the provision of telecommunications services and intended for participants who qualified as beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2008, date of the last actuarial valuation, the plan presented a surplus.

PAMA - Retirees’ Health Care Plan/PCE – Special Coverage Plan (Defined Contribution).

Jointly maintained with other sponsors engaged in the provision of telecommunications services and intended for participants who qualified as beneficiaries on January 31, 2000, the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 into TCSPREV (currently managed by Fundação 14) and for the beneficiaries of PBS’s defined benefit plans sponsored by other companies, with SISTEL and other foundations. According to a legal and actuarial evaluation, the Sponsor’s responsibility is only limited to future contributions. From March to July 2004, December 2005 to April 2006 and June to November 2008, an incentive optional migration of PAMA retirees and pensioners to new coverage conditions (PCE) was carried out. The option of participants to migrate results in contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of Brasil Telecom, PBS-TCS was merged into the TCSPREV plan on December 31, 2001, and started to constitute an internal group of this plan. To be able to use to PAMA’s resources, the participants share a portion of this plan’s individual costs. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the aforementioned employer contribution of 1.5%.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, a company which was merged into the Company at the end of 2000. By sponsoring FBrTPREV, the Company’s main purpose is to maintain plans that supplement the pension plans and other benefits offered to participants by the official social security system.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Plans

BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to those provided by the official social security system and which initially served only employees of the Rio Grande do Sul. This pension plan was offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. This plan cannot be joined by new participants. BrTPREV currently serves nearly 21.1% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. The contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to the participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for defraying all the administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Fundador / Alternativo

Defined benefit plans intended to provide pension benefits supplementary to the benefits of the official social security system, which cannot be joined by new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to SPC Administrative Rule 2627 of November 25, 2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed to Fundador/Alternativo plan. These plans currently serve nearly 0.2% of the staff.

The regular contribution made by the sponsor is equal to the regular contribution made by the participant, the rates of which vary according to his/her age, time of service and salary. Under the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of the National Social Security Institute (INSS) and the participant also pays an entry fee depending on the age at which he/she joins the plan.

Actuarial Deficit of the Plans

The unamortized mathematical reserve, referring to the current value of the Company’s supplementary contribution, in view of the actuarial deficit of the plans managed by FBrTPREV, has a maximum settlement term of twenty years, starting January 2002, according to Circular 66/SPC/GAB/COA of the Secretariat for Pension Plans dated January 25, 2002. Of this maximum term determined, there remains twelve years for full payment.

The SPC authorized, through Administrative Rule 2792 of February 27, 2009, the transfer of the management of the Fundação BrTPREV benefits plan to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new Company controlling shareholder.

ASSISTANCE PLAN ADMINISTERED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit).

Intended to provide health care for retirees and pensioners linked to the PBT-BrT Group, a pension plan managed by Fundação 14.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The contributions to PAMEC-BrT were fully paid in July 1998, through a single payment. However, as this plan is now managed by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

b. Stock options plan for management and employees

An Extraordinary Shareholders’ Meeting held on November 6, 2007, approved a new general plan for granting stock options for management and employees of the Company and its subsidiaries, and, at the balance sheet date, the following plans were in effect, in accordance with their related approval dates.

Plan Approved on April 28, 2000

The rights vested through stock option grant documents in effect under this previously approved plan remain valid and effective, pursuant to the related terms and conditions agreed, and no new grants are allowed under this plan.

At the balance sheet date, there were outstanding exercisable options, as described in the program below:

Program B

The options guaranteed by this plan are options settled in shares.

The exercise price was established by the managing committee based on the market price as of the grant date and will be adjusted by the IGP-M between the agreement execution date and payment date.

The changes in the balance of the stock options of this plan are summarized as follows:

	December 31, 2008		September 30, 2009
	Preferred share options	Average exercise price - R$	Preferred share options	Average exercise price - R$
Balance of outstanding options at beginning of year	256,855	16.88	79,512	19.04
Exercised options	(162,084)	17.01	—	—
Cancelled options	(15,259)	17.60	(41,932)	18.96
Balance of outstanding options at end of year	79,512	19.04	37,580	18.87
Balance of exercisable options at end of year	79,512	19.04	37,580	18.87

The right to exercise the option is vested in accordance with the terms and conditions below:

Grant					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
		33%	12/22/05	12/31/11	18.87	12,527
3ª	12/22/04	33%	12/22/06	12/31/11	18.87	12,527
		34%	12/22/07	12/21/11	18.87	12,526

The balance of the stock options represents 0.01% (0.01% as of December 31, 2008) of the total outstanding shares.

Assuming that the options will be fully exercised, the premiums on the related options, calculated under the Black&Scholes method on the grant date, payable to the Company, would total R$104 (R$219 as of December 31, 2008).

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The fair value of the options granted was estimated on the grant date under the Black&Scholes options pricing model, based on the following assumptions:

12/21/04
Backing asset	13.64
Exercise price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividend yield	3.10%
Fair value on the grant date	2.76

Plan approved on November 6, 2007

The new plan authorizes the grant of stock options, allowing participants, under certain conditions, to purchase or subscribe, in the future, at a pre-defined amount, shares that are part of a stock option scheme called UP (Performance Unit), comprising preferred shares of the Company and common and preferred shares of its Parent Company. The amount of the UPs granted cannot exceed a maximum limit of 10% of the book value of each type of share of the Company.

The stock options programs tied to the said plan contained clauses that prescribed the acceleration of the vesting data in the event of a change in the direct or indirect shareholding control of the Company. With the change in control on January 8, 2009, the programs’ stock options were fully exercised. Program 1, totaling 2,817,324 PUs was settled for a total price of R$17,855. Program 2, regarding the grant of options on July 1, 2008, comprising 701,601 PUs was settled for a total price of R$4,446.

646,585 PUs of Program 2 were exercised, related to the grant made on July 1, 2007, settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$3,572 and cost of R$2,487; and (ii) delivery of common and preferred shares of the parent company, which, however, are part of the Subsidiary’s obligations, for a total exercise price of R$13,733 and fair value of R$17,108, plus R$130.

c. Other Employee Benefits

Other benefits are granted to employees, such as: health/dental care, meal tickets, group life insurance, occupational accident allowance, sick pay, transportation allowance, among other benefits.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

23. Shareholders’ equity

a. Capital

The issued and paid up capital stock is comprised of preferred shares and common shares, as shown in the table below:

	Common	Preferred	Subtotal	Treasury shares	Total
Number of shares as of December 31, 2006 (a)	249,597,050	311,353,241	560,950,291	(13,678,100)	547,272,191
Reverse split of shares	(1)	(1)	(2)	—	(2)

Number of shares as of December 31, 2007 (b)	249,597,049	311,353,240	560,950,289	(13,678,100)	547,272,189
Shares sold				226,700	226,700

Number of shares as of December 31, 2008 (b)	249,597,049	311,353,240	560,950,289	(13,451,400)	547,498,889
Shares sold				219,844	219,844
Capital increase	(46,173,873)	88,244,130	42,070,257	—	42,070,257

Number of shares as of September 30, 2009 (b)	203,423,176	399,597,370	603,020,546	(13,231,556)	589,788,990

(a)	In thousands of shares
(b)	In shares

The preferred shares held in treasury are excluded from the determination of the book value.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 800,000,000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased through capitalization of retained earnings or reserves previously allocated for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization may be performed without changing the amount of shares.

Capital is represented by common and preferred shares, with no par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the preemptive right on issuance of shares, warrants or debentures convertible into shares can be cancelled in the cases provided for in article 172 of the Brazilian Corporate Law.

Preferred shares do not have voting rights, except in the cases specified at paragraphs from 1 to 3 of article 12 of the By-laws, but are assured priority in the receipt of a minimum noncumulative dividend equivalent to the higher of 6% per year, calculated on the amount obtained after dividing capital by the total number of shares, and 3% per year, calculated on the amount obtained after dividing the accounting shareholders’ equity by the total number of shares.

b. Treasury shares

The treasury shares derive from Stock Repurchase Programs carried out from 2002 to 2004. On September 13, 2004, a material event notice was disclosed on the last proposal approved by the Company’s Board of Directors for repurchase of preferred and common shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The number of treasury shares is as follows:

	December 31, 2008			September 30, 2009
	Preferred shares (in thousands)	Historical cost		Preferred shares	Historical cost
Balance at beginning of the year	13,678,100	154,692		13,451,400	152,129
Shares sold	(226,700)	(2,563	)(1)	(219,844)	(2,487	)(1)
Balance at end of the year	13,451,400	152,129		13,231,556	149,642

(1)	Equals the cost of the shares sold.

History cost of the purchase of treasury shares in (R$ per share)	12/31/2008	09/30/2009
Weighted average cost	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

Unit cost considers all stock repurchase programs.

Shares were sold in the year to comply with a Management and Employee Stock Option Program, whose amount was R$3,572 and represented a net gain of R$1,085, which was recorded in a capital reserve.

Market Value of Treasury Shares

The market value of the treasury shares at the balance sheet date was as follows:

	December 31, 2008	September 30, 2009
Number of common shares in treasury	13,451,400	13,231,556
Quotation per share on BOVESPA (R$)	13.64	15.68
Market value	183,477	207,471

The costs of the purchase of treasury shares are recorded in a specific line account of shareholders’ equity.

The table below shows the deduction of the amount of treasury shares from the reserves used in the buyback:

	Share subscription premium		Other capital reserves
	09/30/2009	12/31/2008	09/30/2009	12/31/2008
Reserves account balance	458,684	458,684	126,372	125,287
Treasury shares	(99,822)	(99,822)	(49,820)	(52,307)
Balance, net of treasury shares	358,862	358,862	76,552	72,980

c. Capital reserves

Capital reserves are recognized pursuant to the following practices:

Reserve for Share Subscription Premium: results from the difference between the amount paid on subscription and the amount allocated to capital.

Special Reserve - Goodwill: represents the counterentry og the amount of the goodwill recorded as asset, under the provisions of the CVM Instruction nº 319/99. Tax benefit generated by the amortization of goodwill, may be capitalized at each yearend.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Reserve for tax incentives and donations: Recognized as a result of the investment grants received before the beginning of the fiscal year of 2008, and whose counterentry represents an asset received by the Company.

Special reserve for inflation adjustment of Law nº 8,200/91: Recognized as a result of special monetary restatement adjustments of permanent assets to offset distortions in the monetary adjustment indexes prior to 1991.

Stock options: consists on the stock option plans, approved and recognized according to payment plans based on stocks and payed with net equity instruments.

Other Capital Reserves: consist of the counterentry of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives prior to the beginning of 2008.

d. Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal Reserve: allocation of five percent of the annual net income up to the limit of twenty percent of paid-up capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30 percent of capital. This reserve is only used for increasing capital or offsetting losses.

Investment Reserve: comprises the remaining balances of net income for the year, adjusted pursuant to article 202 of Law 6404/76 and allocated after the payment of dividends. The net income allocated to this reserve was fully allocated as retained earnings by the related Shareholders’ Meetings, in view of the Company’s investment budget and pursuant to article 196 of the Brazilian Corporate Law. Until the end of 2007, the net income retained for investments remained in the retained earnings line account, pursuant to article 8 of CVM Resolution 59/86. After Law 11638/37 came into effect, determining that no balances should remain under the retained earnings line account at the balance sheet date, said net income was transferred to this investment reserve.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated pursuant to the Company’s By-laws and the Brazilian Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s By-laws.

By deliberation of the Board of Directors, the Company can pay or credit, as dividends, interest on shareholders’ equity pursuant to article 9, paragraph 7, Law 9249, of December 26, 1995. The interest paid or credited will be offset against the annual mandatory minimum dividend, pursuant to article 43 of the By-laws.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

24. Related-parties transaction

Related-party transactions are carried out at prices and terms similar to those agreed with third parties and are summarized as follow:

a. Direct and indirect subsidiaries

	09/30/2009
	Brt Celular	BrT Call Center	BrTI	BrT Multimídia	VANT	BrT CS
Assets	128,730	38,399	683	10,063	2,519	1,860
Due from subsidiary – loan receivable (i)	—	21,183	—	—	—	—
Other assets	128,730	17,216	683	10,063	2,519	1,860
Liabilities	638,208	68,729	6,699	15,867	—	21,662
Loans and financing (ii)	503,508	—	—	—	—	—
Other liabilities	134,700	68,729	6,699	15,867	—	21,662
Income	236	673	20,063	28,413	4	—
Operating income	—	—	20,063	28,413	1	—
Financial income	236	673	—	—	3	—
Expenses	390,188	202,225	—	41,063	—	52,276
Costs and expenses	348,894	202,225	—	41,063	—	52,276
Financial expenses	41,294	—	—	—	—	—

Continues

... continued

	09/30/2009
	BrT SCS Bermuda	BrT of America	BrT Venezuela	iG Brasil	iG Part	Total
Assets	28	63	9	26,823	5	209,182
Due from subsidiary - loan receivable (i)	—	—	—	—	—	21,183
Other assets	28	63	9	26,823	5	187,999
Liabilities	7,042	2,290	—	7,397	—	767,894
Loans and financing	—	—	—	—	—	503,508
Other liabilities	7,042	2,290	—	7,397	—	264,386
Income	20,193	1,370	548	130,146	—	201,646
Operating income	20,193	1,370	548	130,146	—	200,734
Financial income	—	—	—	—	—	912
Expenses	—	7,032	—	14,091	—	706,875
Costs and expenses	—	7,032	—	14,091	—	665,581
Financial expenses	—	—	—	—	—	41,294

(i)	Loan agreement with subsidiary BrT Call Center, maturing on May 20, 2010 and which bears interest equivalent to the interbank rate (DI) compounded by spread of 4.0% per year.
(ii)	Loan agreement with subsidiary BrT Celular, maturing on April 16, 2010. This loan bears interest equivalent to the 101.75% of the DI rate.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Indirect Controlling Company - Telemar Norte Leste S.A.

Company transactions

The transactions conducted with TMAR refer to the provision of services and the assignment of means involving mainly interconnection and Industrial Exploration of Dedicated Line (EILD), as shown in the table below:

09/30/2009
Assets
Trade accounts receivable	12,252

Liabilities
Trade accounts payable	11,665

09/30/2009
Income
Service revenue	78,363

Costs and expenses
Cost of services	13,863

The Company has purchased, with BrT Part incorporation, the rights with the indirect parent company referring to the subscription of private debentures, non-conversible in stocks. Such debentures issued by TMAR, at the amount of R$ 1,200,000,00, have their due date set for December 11, 2013. The average cost of this facility is the CDI rate capitalized of 4.0% per year. The amount receivable by the Company, at September 30, 2009, was of R$ 1,302,021.

Transaction with BrT Celular

Subscribed debentures: On March 12, 2009, subsidiary Brasil Telecom Celular S.A. subscribed private, nonconvertible debentures, issued by TMAR, in the amount of R$300,000. These debentures mature in five years, on December 11, 2013. These debentures yield rate is equivalent to the DI Rate compounded by 4.0% per year. At the balance sheet date the adjusted amount of the debentures receivable was R$322,458, accounted for as financial income for the year of R$22,458.

c. TNL PCS S.A. (“Oi Móvel”)

The transactions conducted with Oi Móvel, a subsidiary of TMAR, refer to the provision of services and the assignment of means involving mainly interconnection and EILD, as shown in the table below:

09/30/2009
Assets
Trade accounts receivable	2,704

Liabilities
Trade accounts payable	5,179

09/30/2009
Income
Service revenue	55,080

Costs and expenses
Cost of services	41,795

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

d. Telemar Internet Ltda. (“Oi Internet”)

The transactions conducted with Oi Internet, subsidiary of TMAR, refer to services provided and, at the end of the quarter, resulted in an amount receivable of R$34, and operating income for the period totaled R$74.

e. National Social and Economic Development Bank (BNDES)

Company contracts

The Company entered into a financing agreement with BNDES, controlling shareholder of BNDESPart, which holds 31.4% of the common share of Telemar Participações S.A., holding company of the Group, and is, therefore, a Company associate.

The balance payable by the Company at the balance sheet date, related to the BNDES financing was R$2,345,840. Up to the end of the quarter, the Company recorded financial expenses of R$187,070.

These loans, whose funds are being used to expand the network infrastructure (data, voice and image) and information technology, as part of the plan to ensure the compliance with the universal service and quality goals, and allow the consolidation of the Company as multi-provider of telecommunications services, are broken down below.

The Company contracted in August 2004 financing of R$1,014,074 with the BNDES, with actual borrowings of R$1,032,543, which bears interest equivalent to the TJLP plus 5.5% per year. Financing will be repaid in 60 monthly installments, which started in March 2006, the last maturing on February 15, 2011.

Also in August 2004, the Company contracted financing of R$253,519, with the BNDES, with actual borrowings of R$212,919, which bears interest equivalent to the UMBNDES plus 5.5% per year. This financing will be repaid in 60 monthly installments, from May 2006 to April 15, 2011.

The Company contracted in November 2006 financing of R$2,004,336, with actual borrowings of R$2,055,279, which bears interest equivalent to the TJLP plus 4.3% per year. This financing will be repaid in 60 monthly installments, from June 2009 to May 15, 2014.

Also in November 2006, the Company contracted financing of R$100,000, with actual borrowings of R$55,000, which bears interest equivalent to the TJLP plus 2.3% per year. This financing will be repaid in 60 monthly installments, from June 2009 to May 15, 2014.

BrT Celular Contract

BrT Celular contracted in March 2008 financing of R$259,100, with actual borrowings of R$259,376, to be used in the refurbishment of the cellular telephone network and increase traffic capacity, by implementing new services that will improve service quality to users. This financing bears interest pegged to TJLP, plus 3.52% per year. This financing will be repaid in 84 monthly installments, starting October 2010 until September 15, 2017. At the balance sheet date, the balance due by BrT Celular was R$260,939. Up to the end of the quarter, this subsidiary recorded financial expenses of R$18,441.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

f. Management

Management Compensation

The compensation of the managers responsible for planning, managing and controlling the Company’s activities, including that of the members of the Board of Directors and Executive Board, is as follows:

	12/31/2008	09/30/2009
Salaries and other short-term benefits	49,579	6,993
Postemployment benefits	184	—
Employment termination benefits	6,875	1,364
Share-based compensation	16,743	—
Total	73,381	8,357

25. Insurance

During the concession’s period, it is the concession holder’s responsibility to maintain the following insurance cover, in accordance with the contractual periods: comprehensive insurance against all risk of material damage to insurable assets held under the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of the Concession Contracts. The assets and responsibilities of material value and/or subject to high risk are all covered by insurance. The Company and its subsidiaries have an insurance policy program for covering returnable assets, loss of profits and contractual guarantees, as established in the Concession Agreement entered into with the government, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are as follows:

Insurance line	Insured amount
	12/31/2008	09/30/2009
Operational risks and loss of profits	500,000	500,000
Fire – inventories;	40,000	40,000
Civil liability – Third parties (i)	145,075	177,810
Concession Warranty	94,601	98,291
Theft – inventories	2,282	2,372
General civil liability	20,000	15,000

26. RISK ANALYSIS AND FINANCIAL INSTRUMENTS

Financial Risk Management

The activities of the Company expose it to several financial risks, such as: market risk (including currency risk, interest rate risk on fair value, interest rate risk on cash flows and price risk), credit risk and liquidity risk. The global risk management program focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on financial performance. The Company uses derivatives for certain risk exposures.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management. The treasury officer identifies, evaluates and covers financial risks together with the other business units of the Company. Management provides written guidelines for global risk management, as well as policies addressing specific areas, such as foreign exchange rate and interest risk, credit risk, the use of derivatives and non-derivatives, and immediately liquid investments.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

According to their nature, financial instruments may involve known or unknown risks, and the potential of these risks is important, in the best judgment. Therefore, there may be risks with or without guarantees depending on circumstantial or legal aspects.

a. Fair Value of Financial Assets and Liabilities

The Company has evaluated the active market for or effective realizable values (fair values) of financial assets and liabilities by using available information and evaluation methodologies appropriate for each situation. The interpretation of market data as regards the choice of methodologies requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the active market. The use of different hypotheses for fair value calculation may have a material impact on the amounts obtained.

The fair value of swap derivatives was calculated based on the future cash flows associated to each contract, discounted to the market rates in effect at the balance sheet date.

For securities traded in an active market, the fair value is equivalent to the amount of the last quotation available at the balance sheet date multiplied by the number of outstanding securities. For contracts whose current terms and conditions are similar to those originally contracted or which do not present quotation benchmarks, the fair values equal the carrying amounts.

The classes of assets and liabilities presented in this note were selected based on their materiality.

	December 31, 2008		September 30, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1,478,558	1,478,558	1,336,977	1,336,977
Cash investments	561,867	561,867	299,923	299,923
Trade accounts receivable	2,210,090	2,210,090	2,175,002	2,175,002
Credits with related parties	—	—	1,624,479	1,772,403
Loans and financing	6,868	6,868	—	—
Derivatives	29,179	29,179	—	—
Other assets	236,075	236,075	292,541	292,541

Liabilities
Accounts payable and accrued expenses	2,060,414	2,060,414	1,344,332	1,344,332
Loans and financing	3,571,999	3,597,016	3,230,683	3,249,679
Debentures	1,091,906	1,058,712	1,124,475	1,165,074
Derivatives	222,073	222,073	185,650	185,650
Dividends/ interest on shareholders’ equity	424,022	424,022	105,013	105,013
Treasury shares	(152,129)	(183,477)	(149,642)	(207,471)
Other liabilities	894,594	894,594	358,099	358,099

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Financial Instruments per Category

The book balances of financial instruments per category are as follows:

	September 30, 2009
	Receivables, loans and liabilities at amortized cost	At fair value with gains and losses recognized in income (loss)	Total
Assets
Cash and cash equivalents	—	1,336,977	1,336,977
Cash investments	—	299,923	299,923
Trade accounts receivable	2,175,002	—	2,175,002
Credits with related parties	1,624,479	—	1,624,479
Other assets	292,541	—	292,541
Total	4,092,022	1,636,900	5,728,922

Liabilities
Accounts payable and accrued expenses	1,344,332	—	1,344,332
Loans and financing	3,230,683	—	3,230,683
Debentures	1,124,475	—	1,124,475
Derivatives	—	185,650	185,650
Dividends/ interest on shareholders’ equity	105,013	—	105,013
Treasury shares	(149,642)	—	(149,642)
Other liabilities	358,099	—	358,099
Total	6,012,960	185,650	6,198,610

	December 31, 2008
	Receivables, loans and liabilities at amortized cost	At fair value with gains and losses recognized in income (loss)	Total
Assets
Cash and cash equivalents	—	1,478,558	1,478,558
Cash investments	—	561,867	561,867
Trade accounts receivable	2,210,090	—	2,210,090
Loans and financing	6,868	—	6,868
Derivatives	—	29,179	29,179
Other assets	236,075	—	236,075
Total	2,453,033	2,069,604	4,522,637

Liabilities
Accounts payable and accrued expenses	2,060,414	—	2,060,414
Loans and financing	3,571,999	—	3,571,999
Debentures	1,091,906	—	1,091,906
Derivatives	—	222,073	222,073
Dividends/ interest on shareholders’ equity	424,022	—	424,022
Treasury shares	(152,129)	—	(152,129)
Other liabilities	894,594	—	894,594
Total	7,890,806	222,073	8,112,879

The Company had no financial instruments classified as held to maturity and available for sale at the balance sheet date.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c. Credit risk

The concentration of credit risk related to trade accounts receivables is immaterial due to the diversification of its portfolio and the monitoring controls applied. Doubtful receivables are adequately covered by an allowance for potential losses. (See note 10).

Transactions with financial institutions (short-term investments and loans and financing) are conducted with prime banks, avoiding concentration risks.

d. Exchange rate risk

The Company has loans and financing denominated in foreign currency. The risk associated with these liabilities is related to the possibility of fluctuations in exchange rates that could increase their balances. The loans subject to this risk represent approximately 12.5% (16.7% as of December 31, 2008) of the total loan and financing liabilities, less the foreign exchange hedging transactions contracted. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. Of the debt portion in foreign currency, 37.0% (60.5% as of 12/31/08) is hedged by exchange rate swap and US dollar options, and foreign currency-denominated cash investments. The unrealized positive or adverse effects on hedging transactions, under exchange rate swaps and US dollar options, are recorded in the statement of income as earnings or losses, according to the status of each contract.

Exchange rate exposure at the balance sheet date, at carrying amount and fair value, was as follows:

	December 31, 2008		September 30, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Derivatives	29,179	29,179	—	—
Total	29,179	29,179	—	—
Current assets	29,179	29,179	—	—

	December 31, 2008		September 30, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Loans and financing	779,932	763,571	534,950	553,245
Derivatives	222,073	222,073	185,650	185,650
Total	1,002,005	985,644	720,600	738,895
Current liabilities	230,773	230,150	290,388	297,761
Long-term liabilities	771,232	755,494	430,212	441,134

Derivatives

In accordance with investment policies approved by the Board of Directors in May 2007, the Company is allowed to enter into derivative transactions, without leverage, with prime financial institutions, in order to implement investment strategies and to hedge debts. The investment limits in derivative transactions cannot exceed 10% of the higher of Company’s total investments and total foreign-currency denominated debt exposed to exchange rate changes. Transactions of this type can only be entered into after being approved by management, in accordance with formally established procedures.

Internal controls are maintained to ensure timely monitoring of foreign exchange risks. Since the Company has derivative investments for debt hedge, the management and evaluation of the results from these transactions only consider the reduction or elimination of the effects of fluctuations in exchange rates on its debt.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The amounts of the derivatives are summarized as follows:

	Maturity	Notional amount			Fair Value		Accumulated effect – current period
							Amount payable	Amount payable
		12/31/2008		09/30/2009	12/31/2008	09/30/2009	12/31/2008	09/30/2009
Swap contracts
Asset position
Foreign currency - yen (i)	Set/09 to Mar/11		280,703	116,702	277,774	128,793	277,774	128,793

Liability position
Interest rate - Interbank Certificate of Deposit (CDI) (i)	Set/09 to Mar/11		(280,703)	(116,702)	(499,428)	(314,443)	(499,428)	(314,443)
Net amount			—	—	(221,654)	(185,650)	(221,654)	(185,650)

Options contracts
Holder position - Call
Foreign currency – dollar (i)	Feb/09	US$	80,000	—	29,179	—	—	—
Writer position - Put
Foreign currency – dollar (ii)	Feb/09	US$	(64,000)	—	(419)	—	(419)	—

(i)	Yen to CDI Swap (Plain Vanilla)

In 2004, the Company entered into foreign exchange swap transactions (plain vanilla) in order to hedge cash flows related to its yen-denominated liabilities with final maturity in March 2011. Under these contracts, the Company has an asset position in yens, plus fixed interest rate, and a liability position tied to a percentage of a one-day interest rate (CDI), thus hedging against the foreign exchange fluctuation risk of the yen against the Brazilian real, which in effect represented a swap of yen cost of +1.92% per year with an average weighted rate of 95.9% at the balance sheet date. Such contracts were entered into with the following prime financial institutions: Citibank N.A. – Brazilian branch, Citibank DTVM S.A., Banco Citibank S.A., Banco JP Morgan S.A. and Banco Santander Brasil S.A. These transactions were duly registered at the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and there is no required guarantee margin on these contracts.

As the asset flows of swap contracts will be fully offset against the liability flows of the yen-denominated debt, the Company considers that the risk of being in default with a one-day interest rate (CDI) is an increase in the CDI.

(ii)	US Dollar Options

The Company contracted US dollar options to partially hedge cash flows from its foreign currency-denominated debts (Notes issued in February 2004). These transactions involve the purchase of call options fully financed by the sale of put options, and an identical exercise price for both transactions. Such contracts were entered into with the following prime financial institutions: Banco Santander Brasil S.A., Banco JP Morgan S.A., Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo and Banco Alfa de Investimentos S.A. These transactions were duly registered at the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and mature in February 2009. There is no required guarantee margin on these contracts.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Sensitivity Analysis of Exchange Rate Changes

At the balance sheet date, management estimated the probable scenario of depreciation of the Brazilian real against other currencies based on the closing dollar exchange rate (sell PTAX). The same US dollar rate at the balance sheet date was used for the probable scenario rate. The probable rate was then depreciated by 25% and 50%, serving as a parameter for the possible and remote scenarios, respectively.

Exchange Rate Scenarios

	Probable scenario		Possible scenario		Remote scenario
	Benchmark rate	Depreciation	Benchmark rate	Depreciation	Benchmark rate	Depreciation
Dollar	1.7781	0.0%	2.2226	25%	2.66715	50%
Yen	0.019811	0.0%	0.024764	25%	0.029717	50%
Cesta	0.035043	0.0%	0.043804	25%	0.052565	50%

As of September 30, 2009, management estimated a future outflow for the payment of interest and principal of its debts pegged to foreign exchange rates based on interest rates prevailing at balance sheet date and the foreign exchange rates above, also assuming that all interest and principal payments would be made on scheduled maturity dates. The impact of hypothetical devaluation of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of devaluation. Such sensitivity analysis considers payment outflows in future dates. Thus, the sum of the amounts for each scenario is not equivalent to the fair value, or even the present value of liabilities.

Transaction	Individual risk	Future payment outflows by period
		Up to 1 year	1 to 3 years	3 to 5 years	Total
Probable scenario
US dollar debts	Increase in dollar rate	44,925	78,723	413,079	536,727
Cash in dollar (*)	Decrease in dollar rate	(74,747)	—	—	(74,747)
Yen debts	Increase in yen rate	88,199	43,278	—	131,477
Derivatives (net position - yen)	Decrease in yen rate	(87,465)	(43,107)	—	(130,572)
Currency basket debts	Increase in currency basket rate	32,162	17,468	—	49,630
Total pegged to exchange rate		3,074	96,362	413,079	512,515
Possible scenario
US dollar debts	Increase in dollar rate	56,156	98,404	516,349	670,909
Cash in dollar (*)	Decrease in dollar rate	(93,434)	—	—	(93,434)
Yen debts	Increase in yen rate	110,249	54,098	—	164,347
Derivatives (net position - yen)	Decrease in yen rate	(109,331)	(53,884)	—	(163,215)
Currency basket debts	Increase in currency basket rate	40,203	21,835	—	62,038
Total pegged to exchange rate		3,843	120,453	516,349	640,645
Remote scenario
US dollar debts	Increase in dollar rate	67,388	118,085	619,619	805,092
Cash in dollar (*)	Decrease in dollar rate	(112,121)	—	—	(112,121)
Yen debts	Increase in yen rate	132,299	64,917	—	197,216
Derivatives (net position - yen)	Decrease in yen rate	(131,198)	(64,661)	—	(195,859)
Currency basket debts	Increase in currency basket rate	48,243	26,202	—	74,445
Total pegged to exchange rate		4,611	144,543	619,619	768,773

Impacts
Possible scenario - probable scenario		769	24,091	103,270	128,130
US dollar		(7,456)	19,681	103,270	115,495
Yen		184	43	—	227
Currency basket		8,041	4,367	—	12,408
Remote scenario - probable scenario		1,537	48,181	206,540	256,258
US dollar		(14,911)	39,362	206,540	230,991
Yen		367	85	—	452
Currency basket		16,081	8,734	—	24,815

Note: There are no outflows in periods higher than five years.

(*)	Cash in Dollar for hedge purposes.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The fair value of instruments subject to foreign exchange risk would be impacted as follows in the estimated scenarios:

Impacts on fair value of liability instruments

Transaction	Risk	Balance at 09/30/2009
Probable scenario
US dollar debts	Increase in dollar rate	387,534
Cash in dollar (*)	Decrease in dollar rate	(74,747)
Yen debts	Increase in yen rate	128,263
Derivatives (net position - yen)	Decrease in yen rate	(126,560)
Currency basket debts	Increase in currency basket rate	46,119
Total pegged to exchange rate		360,609
Possible scenario
US dollar debts	Increase in dollar rate	484,418
Cash in dollar (*)	Decrease in dollar rate	(93,434)
Yen debts	Increase in yen rate	160,329
Derivatives (net position - yen)	Decrease in yen rate	(158,200)
Currency basket debts	Increase in currency basket rate	57,649
Total pegged to exchange rate		450,762
Remote scenario
US dollar debts	Increase in dollar rate	581,301
Cash in dollar (*)	Decrease in dollar rate	(112,121)
Yen debts	Increase in yen rate	192,395
Derivatives (net position - yen)	Decrease in yen rate	(189,840)
Currency basket debts	Increase in currency basket rate	69,179
Total pegged to exchange rate		540,914

Impacts
Possible scenario - probable scenario		90,153
US dollar		78,197
Yen		426
Currency basket		11,530
Remote scenario - probable scenario		180,306
US dollar		156,394
Yen		852
Currency basket		23,060

(*)	Cash in Dollar for hedge purposes.

e. Interest rate risk

Assets

Cash equivalents and financial investments in local currency are kept in financial investment funds (FIFs) exclusively managed for the Company and investments in its own portfolio of private securities (floating rate bank certificates of deposit - CDBs) issued by prime financial institutions.

The Company has also granted a loan to the company that manufactures telephone directories, which earns interest based on the IGP-DI (General Price Index - Domestic Supply). The Company also has fixed income securities (CDBs) invested in Banco de Brasília S.A., related to the guarantee for the credit incentive granted by the government of the Federal District, under the “Program for Economic Sustainable Development in the Federal District” (PRO-DF), which earn interest from 94% to 97% of the SELIC interest rate.

The interest rate risk linked to such assets arises from the possibility of fluctuations in these rates and consequent decrease in return on these assets.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

These assets are presented in the balance sheet as follows:

	Carrying amount and fair value
	12/31/2008	09/30/2009
Assets
Cash equivalents	1,310,720	1,163,998
Cash investments	561,867	299,923
Loans and financing	—	1,624,479
Other assets	12,299	15,379
Total	1,884,886	3,103,779
Current	1,874,345	1,465,827
Long-term	10,541	1,637,952

Liabilities

The Company has loans and financing in local currency subject to the following indexes: Long-term Interest Rate (TJLP), Monetary Unit of the National Bank for Economic and Social Development (UMBNDES), Interbank Certificate of Deposit (CDI) and General Price Index - Domestic Supply (IGP-DI), as well as financing in foreign currency subject to the YEN LIBOR and LIBOR indexes. It also has a CDI exposure arising from swap contracts, the purpose of which is to hedge its yen-denominated liabilities, as mentioned in note 26.d. There are no other derivative transactions to hedge the liabilities against the interest rate risk.

Furthermore, the Company issued public debentures, not convertible into or exchangeable for shares. These liabilities were contracted at an interest rate pegged to the CDI. The risk inherent to these liabilities arises from the possibility of fluctuations in those rates. However, the Company continuously monitors the market rates to evaluate the possibility of entering into derivative contracts to hedge against the risk of fluctuations in these rates.

Sensitivity Analysis of Interest Rate Changes

The Company understands that the most significant risk related to interest rate changes arises from its liabilities subject to the CDI and TJLP. The risk is associated to an increase in those rates.

At the balance sheet date, management estimated a probable scenario of changes in interbank deposit rates (DIs) and TJLP. The rates prevailing at the balance sheet date were used in the probable scenario. These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

Interest exchange rate scenario
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
8.6% p.a.	6.0% p.a.	10.75% p.a.	7.5% p.a.	12.9% p.a.	9.0% p.a.

As of September 30, 2009, management estimated a future outflow for the payment of interest and principal of its debts pegged to CDI and TJLP based on the interest rates above, also assuming that all interest and principal payments would be made on scheduled maturity dates. The impact of hypothetical increase of interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase. Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair value, or even the present value of these liabilities. The fair value of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same which adjust such flows to present value.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

In addition, cash equivalents and financial investments are being held in post-fixed bonds that could have a remuneration increase in possible and remote scenarios, neutralizing part of interest rates increase impact on debt’s payment flow. However, as it is not possible to estimate their maturity dates equivalent to the financial liabilities, this event has not been considered. The balances of cash equivalents and financial investments are presented in Notes 9 and 10.

Future interest payment outflows by period

Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Above 5 years	Total
Probable scenario
CDI pegged debts	CDI increase	131,085	217,094	42,894	—	391,073
Derivatives (net position - CDI)	CDI increase	113,668	61,945	—	—	175,613
TJLP pegged debts	TJLP increase	224,817	272,665	89,187	15,899	602,568
Total pegged to interest rates		469,570	551,704	132,081	15,899	1,169,254
Possible scenario
CDI pegged debts	CDI increase	146,024	254,760	50,333	—	451,117
Derivatives (net position - CDI)	CDI increase	116,758	65,194	—	—	181,952
TJLP pegged debts	TJLP increase	230,973	308,390	138,111	28,148	705,622
Total pegged to interest rates		493,755	628,344	188,444	28,148	1,338,691
Remote scenario
CDI pegged debts	CDI increase	160,793	292,063	57,699	—	510,555
Derivatives (net position - CDI)	CDI increase	119,836	68,468	—	—	188,304
TJLP pegged debts	TJLP increase	237,101	344,685	189,094	41,404	812,284
Total pegged to interest rates		517,730	705,216	246,793	41,404	1,511,143

Impacts
Possible scenario - probable scenario		24,185	76,640	56,363	12,249	169,437
CDI		18,029	40,915	7,439	—	66,383
TJLP		6,156	35,725	48,924	12,249	103,054
Remote scenario - probable scenario		48,160	153,512	114,712	25,505	341,889
CDI		35,876	81,492	14,805	—	132,173
TJLP		12,284	72,020	99,907	25,505	209,716

f. Liquidity Risk

The cash flows from operations and third-party financing are used by the Company to defray capital expenses on the expansion and modernization of the network, payment of dividends, prepayment of debts and investments in new businesses.

g. Risk of Early Maturity of Loans and Financing

The nonperformance of debts in some consolidated debt instruments of the Company and its subsidiaries can typify the accelerated maturity of other debt instruments. The impossibility to incur in new debts might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans taken can reduce the amount of funds available for capital expenditures.

If the covenants set out in the agreement between the Company and JBIC are not met in the period ending September 30, 2009 and if JBIC does not waive this right, the Company might be required to settle the debt. Non-settlement represents an agreement default event, which could result in default events and or the acceleration of maturity of other financing and loans. If a default event occurs, the entire debt under agreements encompassing cross-default clauses would be classified as short-term liabilities which, as of September 30, 2009, totaled R$3,523,624.

h. Risks Related to Contingencies

Contingencies are assessed according to probable, possible or remote loss risk. The contingencies for which an unfavorable outcome is regarded as probable are recorded in liabilities. Details on these risks are presented in note 21.

NOTES TO THE UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

i. Regulatory risk

Regulatory risks are related to the STFC activity, which is the most important sector in which the Company operates.

Concession Agreements

The Company has entered into local and domestic long distance concession agreements with ANATEL, effective from January 1, 2006 to December 31, 2025. These agreements, which provide for revisions on a five-year basis, in general have a higher degree of intervention on management of the businesses and several provisions defending the consumer’s interests, as understood by the regulatory agency. The main highlights are:

(i)	The public concession fee is defined as 2% of income net of taxes, calculated every two years, starting 2006, and the first payment was made on April 30, 2007. This will occur successively until termination of the concession. This calculation method, as regards its accrual, corresponds to 1% for each fiscal year;

(ii)	The definition of new universal service goals, particularly the mandatory offer of the AICE (Special Class Individual Access), and the installation of network infrastructure for connection to high-capacity access networks;

(iii)	The Regulatory Agency can impose alternative mandatory offer plans;

(iv)	Introduction of the Regulatory Agency’s right to intervene in and change the concessionaire’s agreements with third parties;

(v)	Classification of the parent company’s, subsidiary’s, associate’s and third parties’ assets, indispensable for the concession, as returnable assets; and

(vi)	Establishment of a users’ council in each concession.

Interconnection tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of a cost model by service/modality, which is scheduled for 2009, pursuant to the models defined by the Separation and Accounting Allocation Regulations (Resolution 396/05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010

BRASIL TELECOM S.A.

By:	/s/ JOÃO FRANCISCO DA SILVEIRA NETO
Name:	João Francisco da Silveira Neto
Title:	Officer

By:	/s/ JULIO CESAR PINTO
Name:	Julio Cesar Pinto
Title:	Officer